W
                                       V
                                        S

                                   FINANCIAL
                                   ---------
                                  CORPORATION

                 THE HOLDING COMPANY OF WEST VIEW SAVINGS BANK











                                                              1998 ANNUAL REPORT

                                TABLE OF CONTENTS


                                                                          Page
                                                                         Number
                                                                         ------

         Stockholders' Letter                                              1

         Selected Financial and Other Data                                 2

         Management's Discussion and Analysis                              4

         Report of Independent Auditors                                   23

         Consolidated Statements of Financial Condition                   24

         Consolidated Statements of Income                                25

         Consolidated Statements of Changes in Stockholders' Equity       26

         Consolidated Statements of Cash Flows                            27

         Notes to the Consolidated Financial Statements                   28

         Common Stock Market Price and Dividend Information               58

         Corporate Information

To Our Stockholders:

         WVS Financial Corp. has completed its fourth successful year as a public company. During fiscal 1998 the Company and its shareholders benefited from several significant accomplishments: (1) a 23.7% increase in the Company's stock price; (2) the payment of a two-for-one stock split; and (3) cash dividends paid to shareholders totaling $1.50 per share, including a $0.95 per share special cash dividend. Our current regular dividend yield of 3.9% is among the highest bank and thrift common stock dividend yields in the nation.

         Net income for fiscal 1998 totaled $3.5 million - an increase of $533 thousand or 18.0% over fiscal 1997. Basic earnings per share totaled $1.01 as compared to $0.88 and diluted earnings per share amounted to $0.98 as compared to $0.85 in fiscal 1997. As more fully explained in this Annual Report, fiscal year 1998 net income was impacted by four significant one-time items: federal deposit insurance premiums decreased approximately $1.2 million due to a special one-time charge in fiscal 1997; a $553 thousand non-recurring charge related to the resignation of the Company's former President; a $180 thousand decrease in the provision for loan losses; and a $133 thousand non-recurring gain on the sale of an office building. Excluding the four one-time items, net income would have totaled approximately $3.7 million with corresponding basic and diluted earnings per share of $1.06 and $1.03, respectively.

         As we enter fiscal 1999, the financial markets face significant challenges. Market interest rates have declined substantially during the past fiscal year due in large part to deterioration in certain key foreign economies. South Korea, Indonesia and Thailand are in an economic depression. Japan is in its worst slump since the end of World War II. Economic unrest has struck Russia and may begin to impact Brazil, Argentina and Mexico.

         During times of economic turmoil, foreign investors seek the safety and stability of the U.S. dollar and U.S. Treasury securities. Unfortunately this economic spillover has caused the U.S. stock markets into their first correction in a number of years. The recent downturn in the stock market has impacted most stock prices, including the Company's. In response to market conditions, the Company's Board of Directors authorized a 5% stock buyback on July 28, 1998. The Company's announcement was well received by the capital markets and we look forward to updating our stockholders about the buyback's progress at the Company's Annual Meeting.

         West View Savings Bank has served our communities well for over 90 years by reinvesting local deposits back into mortgage loans within the community. As we enter our next 90 years, West View Savings Bank will continue to provide loans to fund home purchases and improvements, consumer loans and small business loans. This reinvestment into our communities has resulted in impressive stockholder returns. We wish to thank you for your continued support and hope to see you at the Annual Meeting.



/S/David J. Bursic                                       /S/James S. McKain, Jr.
------------------                                       -----------------------
DAVID J. BURSIC                                          JAMES S. MCKAIN, JR.
President and                                            Chairman of the Board
Chief Executive Officer

                                      FIVE YEAR SUMMARY OF SELECTED CONSOLIDATED
                                               FINANCIAL AND OTHER DATA

                                                             As of or For the Year Ended June 30,
                                        ----------------------------------------------------------------------------
                                           1998              1997           1996            1995            1994
                                        -----------      -----------     -----------     -----------     -----------

                                                                     (Dollars in Thousands)
Selected Financial Data:
Total assets .......................    $   297,054      $   294,693     $   259,622     $   227,368     $   221,315
Net loans receivable ...............        157,737          158,134         149,011         133,343         123,600
Mortgage-backed securities .........         46,314           37,490          42,118          22,655          25,704
Investment securities ..............         81,268           87,548          59,218          61,525          63,578
Real estate owned ..................           --               --              --              --                25
Deposit accounts ...................        167,670          170,879         170,843         168,786         180,329
FHLB advances ......................         88,857           77,857          38,000          14,984           4,000
Other borrowings ...................            889            6,784          10,652           4,047            --
Stockholders' equity ...............         32,978           32,889          34,038          33,809          32,369
Nonperforming assets and troubled
  debt restructurings(1) ...........            603              274             980           1,959           1,931

Selected Operating Data:
Interest income ....................    $    22,146      $    21,125     $    18,317     $    15,612     $    14,615
Interest expense ...................         11,781           10,884           8,840           7,372           7,545
                                        -----------      -----------     -----------     -----------     -----------
Net interest income ................         10,365           10,241           9,477           8,240           7,070
Provision for loan losses ..........           (120)              60             150             211             211
                                        -----------      -----------     -----------     -----------     -----------
Net interest income after provision
  for loan losses ..................         10,485           10,181           9,327           8,029           6,859
Non-interest income ................            538              374             383             307             315
Non-interest expense ...............          5,422            5,666           4,067           4,894           4,270
                                        -----------      -----------     -----------     -----------     -----------
Income before income tax expense ...          5,601            4,889           5,643           3,442           2,904
Income tax expense .................          2,109            1,930           2,066           1,652             914
                                        -----------      -----------     -----------     -----------     -----------
Net income before cumulative effect
  of accounting change .............          3,492            2,959           3,577           1,790           1,990
Cumulative effect of change in
  accounting for income taxes ......           --               --              --              --               245
                                        -----------      -----------     -----------     -----------     -----------
Net income .........................    $     3,492      $     2,959     $     3,577     $     1,790     $     2,235
                                        ===========      ===========     ===========     ===========     ===========

Per Share Information(2)(3):
Basic:
Net income before cumulative effect
  of accounting change .............    $      1.01      $      0.88     $      1.07     $      0.54     $      0.60
Cumulative effect of change in
  accounting for income taxes ......           --               --              --              --              0.07
                                        -----------      -----------     -----------     -----------     -----------
Basic earnings .....................    $      1.01      $      0.88     $      1.07     $      0.54     $      0.67
                                        ===========      ===========     ===========     ===========     ===========

Diluted earnings ...................    $      0.98      $      0.85     $      1.04     $      0.52     $      0.66

Dividends per share(4) .............    $      1.50      $      1.50     $      1.03     $      0.21     $      0.02

Dividend payout ratio(4) ...........         148.51%          170.45%          96.26%          38.89%           2.99%
Book value per share at period end .    $      9.50      $      9.41     $      9.80     $      9.73     $      9.32

Average shares outstanding:
      Basic ........................      3,472,328        3,369,796       3,347,363       3,331,086       3,315,299
      Diluted ......................      3,575,892        3,490,226       3,452,854       3,409,688       3,372,647

                                                    As of or For the Year Ended June 30,
                                            --------------------------------------------------
                                             1998       1997       1996       1995       1994
                                            ------     ------     ------     ------     ------
                                                           (Dollars in Thousands)
Selected Operating Ratios(5):
Average yield earned on interest-
  earning assets ....................         7.69%      7.69%      7.83%      7.33%      6.81%
Average rate paid on interest-
  bearing liabilities ...............         4.77       4.78       4.58       4.19       4.02
Average interest rate spread(6) .....         2.92       2.91       3.25       3.14       2.79
Net interest margin(6) ..............         3.60       3.73       4.05       3.87       3.30
Ratio of interest-earning assets to
  interest-bearing liabilities ......       116.65     120.70     121.18     121.09     114.30
Non-interest expense as a percent of
  average assets ....................         1.86       2.04       1.71       2.26       1.96
Return on average assets ............         1.20       1.06       1.51       0.83       1.02
Return on average equity ............        10.45       8.63      10.19       5.34       8.74
Ratio of average equity to average
  assets ............................        11.48      12.33      14.81      15.48      11.70
Full-service offices at end of period            5          5          5          5          5

Asset Quality Ratios(5):
Non-performing loans and troubled
  debt restructurings as a percent of
  net total loans(1) ................         0.38%      0.17%      0.66%      1.47%      1.54%
Non-performing assets as a percent
  of total assets(1) ................         0.20       0.09       0.15       0.45       0.45
Non-performing assets and troubled
  debt restructurings as a percent of
  total assets ......................         0.20       0.09       0.38       0.86       0.86
Allowance for loan losses as a
  percent of total loans receivable .         1.08       1.16       1.17       1.25       1.14
Allowance for loan losses as a
  percent of non-performing loans ...       308.46     733.21     520.95     178.43     169.75
Charge-offs to average loans
  receivable outstanding during the
  period ............................         0.02       0.01       0.02       0.01       0.02
Capital Ratios(5):
Tier 1 risk-based capital ratio .....        20.90%     24.52%     27.19%     27.06%     21.39%
Total risk-based capital ratio ......        22.09      25.77      28.44      28.32      22.47
Tier 1 leverage capital ratio .......        10.98      11.44      13.90      14.74      14.59

(1) Non-performing assets consist of non-performing loans and real estate owned ("REO"). Nonperforming loans consist of non-accrual loans and accruing loans greater than 90 days delinquent, while REO consists of real estate acquired through foreclosure and real estate acquired by acceptance of a deed in lieu of foreclosure.

(2) Earnings per share for fiscal 1994 have been computed as if all shares were issued on July 1, 1993. Earnings per share computed for the period from November 29, 1993 (date of the mutual-to-stock conversion) to June 30, 1994, would be $0.78.

(3) All per share information for fiscal years ended June 30, 1997, 1996, 1995 and 1994 have been restated to reflect the two-for-one stock split of May 22, 1998.

(4) Dividends per share and dividend payout ratio includes special cash dividends of $0.95, $1.15, and $0.85 per share, paid during fiscal 1998, 1997 and 1996, respectively.

(5) Asset quality ratios and capital ratios are end of period ratios, except for net charge-offs to average net loans. With the exception of end of period ratios, all ratios are based on average monthly balances during the indicated periods.

(6) Interest rate spread represents the difference between the weighted average yield on interest-earning assets and the weighted average cost of interest-bearing liabilities, and net interest margin represents net interest income as a percent of average interest-earning assets.

                       WVS FINANCIAL CORP. AND SUBSIDIARY


MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS


          General - WVS Financial Corp. ("WVS" or the "Company") is the parent holding company of West View Savings Bank ("West View" or the "Savings Bank"). The Company was organized in July 1993 as a Pennsylvania-chartered unitary bank holding company and acquired 100% of the common stock of the Savings Bank in November 1993.

          West View Savings Bank is a Pennsylvania-chartered, SAIF-insured stock savings bank conducting business from six offices in the North Hills suburbs of Pittsburgh. Originally organized under Pennsylvania law in 1908 as West View Building Loan Association, West View changed its name to West View Savings and Loan Association in 1954. In June 1992, West View converted from a
Pennsylvania-chartered mutual savings and loan association to a Pennsylvania-chartered mutual savings bank. The Savings Bank converted to the stock form of ownership in November 1993. The Savings Bank had no subsidiaries at June 30, 1998.

          The operating results of the Company depend primarily upon its net interest income, which is determined by the difference between income on interest-earning assets, principally loans, mortgage-backed securities and investment securities, and interest expense on interest-bearing liabilities, which consist primarily of deposits. The Company's net income is also affected by its provision for loan losses, as well as the level of its non-interest income, including loan fees and service charges, and its non-interest expenses, such as compensation and employee benefits, income taxes, deposit insurance and occupancy costs.

          The  Company's   strategy  focuses  on  traditional   thrift  lending,
maintaining asset quality and increasing core earnings. Specific strategic components include:

          Core Deposits - As of June 30, 1998, $74.1 million or 44.2% of West View's total deposits consisted of regular savings and club accounts, money market deposit accounts, and checking accounts. Approximately $38.0 million or 51.3% of core deposits consisted of regular savings and club accounts. Checking account balances grew $0.4 million or 1.8% during fiscal 1998 and totaled $22.9 million or 30.9% of core deposits at June 30, 1998. The continued growth in checking account deposits was primarily due to increased marketing and promotional efforts by the Company to gain market share. Core deposits are considered to be more stable and lower cost funds than certificates of deposit and other borrowings.

          Consistent Core Earnings - The Company's net interest income has consistently covered operating expenses (non-interest expense). During fiscal 1998, net interest income totaled $10.4 million, representing a $0.2 million or 1.2% increase over fiscal 1997.

          Asset Quality - Largely reflecting a lending strategy that emphasizes local loan origination, West View has not had significant non-performing assets. For the fiscal years ended June 30, 1998, 1997 and 1996, the Company's ratios of non-performing assets and troubled debt restructurings to total assets were 0.20%, 0.09% and 0.38%, respectively. Total net charge-offs for the past three fiscal years have aggregated $66 thousand.

          Non-Interest Expense Ratios - For the fiscal years ended June 30, 1998, 1997 and 1996, the Company's ratios of non-interest expense to average assets were 1.86%, 2.04% and 1.71%, respectively. Excluding unusual items relating to severance costs, shareholder litigation and the one-time SAIF recapitalization charge, the Company's ratios of non-interest expense to average assets were 1.68%, 1.63% and 1.88% for the fiscal years ended June 30, 1998, 1997 and 1996, respectively.

          Traditional Thrift Lending - West View has consistently focused its lending activities toward traditional thrift loan products. At June 30, 1998, $118.5 million or 74.3% of the Company's total loans consisted of permanent single-family mortgage and home equity loans. At June 30, 1998, approximately $154.8 million or 97.0% of the Company's total loan portfolio consisted of loans secured by real estate.


FINANCIAL CONDITION

          The Company's assets totaled $297.1 million at June 30, 1998 as compared to $294.7 million at June 30, 1997. The $2.4 million or 0.8% growth in total assets was primarily comprised of an $8.8 million or 23.5% increase in mortgage-backed securities and a $0.7 million or 19.1% increase in Federal Home Loan Bank ("FHLB") stock, partially offset by a $6.3 million or 7.2% decrease in investment securities and a $0.4 million or 0.3% decrease in net loans receivable. The Company's total liabilities increased $2.3 million or 0.9% to $264.1 million as of June 30, 1998 from $261.8 million as of June 30, 1997. The $2.3 million increase in total liabilities was primarily comprised of an $11.0 million or 14.1% increase in Federal Home Loan Bank advances and short-term borrowings, partially offset by a $5.9 million or 86.9% decrease in other borrowings and a $3.2 million or 1.9% decrease in total deposits. Total stockholders' equity increased $89 thousand or 0.3% to $33.0 million as of June 30, 1998 from $32.9 million as of June 30, 1997, primarily due to the Company's ongoing commitment to manage its capital levels to further enhance stockholder value. The $89 thousand increase in stockholders' equity was principally attributable to $3.5 million of Company net income, a $1.5 million increase in capital attributable to stock option exercises, Employee Stock Ownership Plan ("ESOP") share releases and Recognition and Retention Plan ("RRP") equity contributions and a $337 thousand increase in unrealized securities gains, less cash dividends paid to stockholders totaling $5.2 million for the fiscal year ended June 30, 1998.

          ASSET AND LIABILITY MANAGEMENT. The Company continued a strategy designed to reduce the interest rate sensitivity of its financial assets to its financial liabilities. The primary elements of this strategy include: (i) expanding the Company's investment growth program in order to enhance net interest income; (ii) maintaining the Company's level of short-term liquid investments by funding loan commitments and purchasing longer-term investment securities; (iii) emphasizing the retention of lower-cost savings accounts and other core deposits; (iv) pricing the Company's certificates of deposit and loan products nearer to the market average rate as opposed to the upper range of market offered rates.

          The Company has continued its investment growth program, originally initiated in the third quarter of fiscal 1994, throughout fiscal 1998 in order to realize additional net interest income. Under this strategy, a longer-term callable investment security, or mortgage-backed security, is purchased and funded through the use of FHLB advances and, to a lesser extent, short-term borrowings. With this strategy, the Company increases its net interest income, but also faces the risk, during periods of rising market interest rates, that it may experience a decline in net interest income if the rate paid on its various borrowings rises above the rate earned on the investment security purchased. In order to mitigate this exposure, the Board has placed certain restrictions on the investment growth program, including: (i) the average outstanding daily balance of total borrowings, computed quarterly, may not exceed approximately $125.0 million; (ii) suitable investments shall be restricted to those meeting the credit quality criteria outlined in the Company's investment policy; (iii) each security purchased (excluding commercial paper) shall initially yield a minimum of seventy-five basis points above the incremental rate paid on short-term borrowings, at the time of purchase; and
(iv) the Company's total borrowed funds position may not exceed $150.0 million. In most cases, the initial yield spread earned on investment security purchases exceeded approximately one hundred to one hundred and forty basis points.

          During the fiscal year ended June 30, 1998, the Company increased its mortgage-backed securities holdings by $8.8 million. At June 30, 1998 the Company held $46.3 million of mortgage-backed securities with an approximate yield of 7.0%. The mortgage-backed securities purchases were made in order to mitigate the principal calls on the Company's callable bond portfolio and earn a higher yield with an expected average life profile comparable to longer-term callable agency bonds.

         The Company has continued to purchase bonds with optional principal redemption features ("callable bonds") in order to capture additional net interest income. Callable bonds generally provide investors with higher rates of return than noncallable bonds because the issuer has the option to redeem the bonds before maturity. While this strategy affords WVS the current opportunity to improve its net interest income, during a period of declining interest rates, such as was experienced during fiscal 1998, the Company would be exposed to the risk that the investment will be redeemed prior to its final stated maturity. In order to mitigate this risk, the Company has funded a significant portion of its purchases of callable bonds with FHLB advances. Approximately $80.0 million of callable agency bonds with an estimated weighted average rate of 7.66% were called during the fiscal year ended June 30, 1998. During the fiscal year ended June 30, 1998, the Company purchased approximately $61.7 million of callable bonds with an approximate weighted average yield to call and maturity of 7.10% and 7.41%, respectively. The callable agency bond purchases, totaling $61.7 million, are summarized by initial term to call as follows: $13.6 million within three months, $11.2 million with greater than three months and within six months, $21.5 million with greater than six months and within twelve months, $13.5 million within twenty-four months, and $2.0 million over twenty-four months.

          During the fiscal year ended June 30, 1998, the Company borrowed approximately $57.2 million from the FHLB in the way of various borrowings with a weighted average rate of 5.38% and $40.6 million in other borrowings with a weighted average rate of 5.61%. During the twelve months ended June 30, 1998, the Company repaid $46.2 million of FHLB advances and $46.6 million of other borrowings. Due to a decline in market interest rates during the fiscal year ended June 30, 1998, the Company increased its use of FHLB Convertible Select advances. FHLB Convertible Select advances offer fixed rate funding during a portion of the advance term. After this initial period, the FHLB may elect to convert the advance to variable interest rate, generally on a quarterly basis. If the FHLB elects to convert the advance, the Company may repay the advance without penalty. The Company believes that FHLB Convertible Select advances offer an attractive funding alternative to short-term fixed rate advances or broker repurchase agreements under present market conditions.

          The Company's net interest income could also be adversely impacted by a general rise in market interest rates. In order to partially mitigate this risk, approximately $17.8 million or 38.5% of the Company's mortgage-backed securities portfolio were comprised of floating rate securities. The yields on the floating rate securities adjust monthly based upon certain short-term market indexes (e.g. LIBOR, Prime, etc.). The Company's floating rate mortgage-backed securities had an approximate weighted average yield of 6.87% as of June 30, 1998.

         The Company also makes available for origination residential mortgage loans with interest rates which adjust pursuant to a designated index, although customer acceptance has been somewhat limited in the Savings Bank's market area. The Company will continue to selectively offer land acquisition and development and shorter-term construction loans, primarily on residential properties, to partially increase its loan asset sensitivity.

         As of June 30, 1998, the implementation of these asset and liability management initiatives resulted in the following: (i) an aggregate of $49.5 million or 31.0% of the Company's net loan portfolio had adjustable interest rates or maturities of less than 12 months; (ii) $17.8 million or 38.5% of the Company's portfolio of mortgage-backed securities (including collateralized mortgage obligations - "CMOs") were secured by floating rate securities; (iii) $20.4 million or 25.1% of the Company's investment securities portfolio had scheduled maturities of one year or less; and (iv) $63.7 million or 78.5% of the Company's investment securities portfolio was comprised of callable bonds.

         The effect of interest rate changes on a financial institution's assets and liabilities may be analyzed by examining the extent to which such assets and liabilities are "interest rate sensitive" and by monitoring an institution's interest rate sensitivity "gap". An asset or liability is said to be interest rate sensitive within a specific time period if it will mature or reprice within a given time period. A gap is considered positive when the amount of rate sensitive assets exceeds the amount of rate sensitive liabilities. A gap is considered negative when the amount of interest sensitive liabilities exceeds the amount of interest sensitive assets. During a period of falling interest rates, a positive gap would tend to adversely affect net interest income, while a negative gap would tend to result in an increase in net interest income. During a period of rising interest rates, a positive gap would tend to result in an increase in net interest income, while a negative gap would tend to adversely affect net interest income.

          The Company's one year cumulative interest rate sensitivity gap amounted to a negative 24.6% of total assets at June 30, 1998, as compared to a negative 13.3% at June 30, 1997, in each instance, based on certain assumptions by management with respect to the repricing of certain assets and liabilities. At June 30, 1998, the Company's interest-earning assets maturing or repricing within one year totaled $107.2 million while the Company's interest-bearing liabilities maturing or repricing within one year totaled $180.3 million, providing a deficiency of interest-earning assets over interest-bearing liabilities of $73.1 million. At June 30, 1998, the percentage of the Company's assets to liabilities maturing or repricing within one year was 59.4%.

          The following table sets forth certain information at the dates indicated relating to the Company's interest-earning assets and interest-bearing liabilities which are estimated to mature or are scheduled to reprice within one year.

                                                               June 30,
                                               ---------------------------------------
                                                  1998           1997           1996
                                               ---------      ---------      ---------
                                                         (Dollars in Thousands)
Interest-earning assets maturing or
   repricing within one year(1) ...........    $ 107,186      $ 103,161      $  88,530
Interest-bearing liabilities maturing or
   repricing within one  year(2) ..........      180,318        142,265        135,344
                                               ---------      ---------      ---------

Excess (deficiency) of interest-earning
   assets over interest-bearing liabilities    $ (73,132)     $ (39,104)     $ (46,814)
                                               =========      =========      =========
Excess (deficiency) of interest-earning
   assets over interest-bearing liabilities
   as a percentage of total assets ........        (24.6)%        (13.3)%        (18.0)%
Percentage of assets to liabilities
   maturing or repricing within one year ..          59.4%         72.5 %         65.4 %

(1) Adjustable and floating rate assets are included in the period in which interest rates are next scheduled to adjust rather than in the period in which they are contractually due to mature, and fixed rate loans are included in the periods in which they are scheduled to be repaid, based on scheduled amortization, in each case as adjusted to take into account estimated prepayments based on the assumptions set forth in the footnotes to the following table. The Company believes that the assumptions utilized, which are based on statistical data provided by a federal regulatory agency in the Company's market area, are reasonable.

(2) Deposit decay rates are based on the assumptions set forth in the footnotes to the following table.

         The following table summarizes the anticipated maturities or repricing of the Company's interest-earning assets and interest-bearing liabilities as of June 30, 1998, based on the information and assumptions set forth in the notes. The Company believes that the assumptions utilized, which are based on statistical data provided by a federal regulatory agency in the Company's market area, are reasonable.

                                                                 More Than     More Than
                                     Within         Six to       One Year        Three            Over
                                      Six           Twelve       to Three       Years to          Five
                                     Months         Months         Years       Five Years        Years         Total
                                   ---------      ---------      ---------      ---------      ---------     ---------
Interest-earning assets:
  Loans receivable (1)(2)(3)(4)    $  37,075      $  21,165      $  41,430      $  20,349      $  40,393     $ 160,412
  Mortgage-backed securities ..       18,388          1,595          4,341          1,807         19,983        46,114
  Investments(5) ..............       27,156           --             --             --           58,749        85,905
  Interest-bearing deposits ...        1,807           --             --             --             --           1,807
                                   ---------      ---------      ---------      ---------      ---------     ---------
       Total ..................       84,426         22,760         45,771         22,156        119,125       294,238
                                   ---------      ---------      ---------      ---------      ---------     ---------
Interest-bearing liabilities:
  Interest-bearing deposits
  and escrows (6)(7)(8) .......       49,371         44,201         40,412         14,401         22,597       170,982
  Borrowings ..................       76,746         10,000           --            3,000           --          89,746
                                   ---------      ---------      ---------      ---------      ---------     ---------
       Total ..................      126,117         54,201         40,412         17,401         22,597       260,728
                                   ---------      ---------      ---------      ---------      ---------     ---------
Excess (deficiency) of
interest-earning assets over
interest-bearing liabilities ..      (41,691)       (31,441)         5,359          4,755         96,528
                                   ---------      ---------      ---------      ---------      ---------
Cumulative excess of
interest-earning assets over
interest-bearing liabilities ..      (41,691)       (73,132)       (67,773)       (63,018)        33,510
                                   ---------      ---------      ---------      ---------      ---------
Cumulative excess of
interest-earning assets over
interest-bearing liabilities as
a percentage of total assets ..        (14.0)%        (24.6)%        (22.8)%        (21.2)%        11.3%
                                   ---------      ---------      ---------      ---------      ---------

(1) Net of undisbursed loan proceeds and does not include net deferred loan fees or the allowance for loan losses.
(2) For single-family residential loans, assumes annual amortization and prepayment rate at 15% for adjustable rate loans, and 11% to 38% for fixed rate loans. For multi-family residential loans and other loans, assumes amortization and prepayment rate of 12%.
(3) For second mortgage loans, assumes annual amortization and prepayment rate of 18%.
(4)  Consumer loans assumes amortization and prepayment rate of 13%.
(5) Totals include the Company's investment in Federal Home Loan Bank stock. Amounts adjusted to reflect called investment securities totaling approximately $5,000.
(6) For regular savings accounts, assumes an annual decay rate of 17% for three years or less, 16% for more than three through five years and 14% for more than five years.

(7) For NOW accounts, assumes an annual decay rate of 37% for one year or less, 32% for more than one through three years and 17% for more than three years.
(8) For money market deposit accounts, assumes an annual decay rate of 79% for one year or less and 31% for more than one year.

         QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK. The Company's primary market risk exposure is interest rate risk and, to a lesser extent, liquidity risk. All of the Company's transactions are denominated in US dollars with no specific foreign exchange exposure. The Savings Bank has no agricultural loan assets and therefore would not have a specific exposure to changes in commodity prices. Any impacts that changes in foreign exchange rates and commodity prices would have on interest rates are assumed to be exogenous and will be analyzed on an ex post basis.

         Interest-rate risk ("IRR") is the exposure of a banking organization's financial condition to adverse movements in interest rates. Accepting this risk can be an important source of profitability and shareholder value, however excessive levels of IRR can pose a significant threat to the Company's earnings and capital base. Accordingly, effective risk management that maintains IRR at prudent levels is essential to the Company's safety and soundness.

         Evaluating a financial institution's exposure to changes in interest rates includes assessing both the adequacy of the management process used to control IRR and the organization's quantitative level of exposure. When assessing the IRR management process, the Company seeks to ensure that appropriate policies, procedures management information systems and internal controls are in place to maintain IRR at prudent levels with consistency and continuity. Evaluating the quantitative level of IRR exposure requires the Company to assess the existing and potential future effects of changes in interest rates on its consolidated financial condition, including capital adequacy, earnings, liquidity, and, where appropriate, asset quality.

         The Federal Reserve Board, together with the Office of the Comptroller of the Currency and the Federal Deposit Insurance Corporation, adopted a Joint Agency Policy Statement on Interest-Rate Risk, effective June 26, 1996. The policy statement provides guidance to examiners and bankers on sound practices for managing interest rate risk, which will form the basis for ongoing evaluation of the adequacy of interest-rate risk management at supervised institutions. The policy statement also outlines fundamental elements of sound management that have been identified in prior Federal Reserve guidance and discusses the importance of these elements in the context of managing interest-rate risk. Specifically, the guidance emphasizes the need for active board of director and senior management oversight and a comprehensive risk-management process that effectively identifies, measures, and controls interest-rate risk. Financial institutions derive their income primarily from the excess of interest collected over interest paid. The rates of interest an institution earns on its assets and owes on its liabilities generally are established contractually for a period of time. Since market interest rates change over time, an institution is exposed to lower profit margins (or losses) if it cannot adapt to interest-rate changes. For example, assume that an institution's assets carry intermediate- or long-term fixed rates and that those assets were funded with short-term liabilities. If market interest rates rise by the time the short-term liabilities must be refinanced, the increase in the institution's interest expense on its liabilities may not be sufficiently offset if assets continue to earn at the long-term fixed rates. Accordingly, an institution's profits could decrease on existing assets because the institution will either have lower net interest income or, possibly, net interest expense. Similar risks exist when assets are subject to contractual interest-rate ceilings, or rate sensitive assets are funded by longer-term, fixed-rate liabilities in a decreasing-rate environment.

         Several techniques might be used by an institution to minimize interest-rate risk. One approach used by the Company is to periodically analyze its assets and liabilities and make future financing and investment decisions based on payment streams, interest rates, contractual maturities, and estimated sensitivity to actual or potential changes in market interest rates. Such activities fall under the broad definition of asset/liability management. The Company's primary asset/liability management technique is the measurement of the Company's asset/liability gap - that is, the difference between the cash flow amounts of interest-sensitive assets and liabilities that will be refinanced (or repriced) during a given period. For example, if the asset amount to be repriced exceeds the corresponding liability amount for a certain day, month, year, or longer period, the institution is in an asset-sensitive gap position. In this situation, net interest income would increase if market interest rates rose or decrease if market interest rates fell. If, alternatively, more liabilities than assets will reprice, the institution is in a liability-sensitive position. Accordingly, net interest income would decline when rates rose and increase when rates fell. Also, these examples assume that interest-rate changes for assets and liabilities are of the same magnitude, whereas actual interest-rate changes generally differ in magnitude for assets and liabilities.

         An institution could also manage interest-rate risk by: selling existing assets or repaying certain liabilities; matching repricing periods for new assets and liabilities, for example, by shortening terms of new loans or investments; hedging existing assets, liabilities, or anticipated transactions. An institution might also invest in more complex financial instruments intended to hedge or otherwise change interest-rate risk. Interest-rate swaps, futures contracts, options on futures, and other such derivative financial instruments often are used for this purpose. Because these instruments are sensitive to interest-rate changes, they require management expertise to be effective. Financial institutions are also subject to prepayment risk in falling rate environments. For example, mortgage loans and other financial assets may be prepaid by a debtor so that the debtor may refund its obligations at new, lower rates. The Company has not purchased derivative financial instruments in the past and does not presently intend to purchase such instruments in the near future. Prepayments of assets carrying higher rates reduce the Company's interest income and overall asset yields. A large portion of an institution's liabilities may be short-term or due on demand, while most of its assets may be invested in long-term loans or investments. Accordingly, the Company seeks to have in place sources of cash to meet short-term demands. These funds can be obtained by increasing deposits, borrowing, or selling assets. Also, FHLB advances and wholesale borrowings have become increasingly important sources of liquidity for the Company.

         The following table provides information about the Company's financial instruments that are sensitive to changes in interest rates as of June 30, 1998, based on the information and assumptions set forth in the notes. The Company believes that the assumptions utilized, which are based on statistical data provided by a federal regulatory agency in the Company's market area, are reasonable. The Company had no derivative financial instruments, or trading portfolio, as of June 30, 1998. The expected maturity date values for loans receivable, mortgage-backed securities, and investment securities were calculated by adjusting the instrument's contractual maturity date for expectations of prepayments, as set forth in the notes. Similarly, expected maturity date values for interest-bearing core deposits were calculated based upon estimates of the period over which the deposits would be outstanding as set forth in the notes. With respect to the Company's adjustable rate instruments, expected maturity date values were measured by adjusting the instrument's contractual maturity date for expectations of prepayments, as set forth in the notes. From a risk management perspective, however, the Company believes that repricing dates, as opposed to expected maturity dates, may be a more relevant metric in analyzing the value of such instruments. Similarly, substantially all of the Company's investment securities portfolio is comprised of callable government agency securities. Company borrowings were tabulated by contractual maturity dates and without regard to any conversion or repricing dates.

                                                        EXPECTED MATURITY DATE -
                                                       FISCAL YEAR ENDED JUNE 30,
                                       -------------------------------------------------------
                                                                                                     There-                   Fair
                                         1999         2000        2001       2002        2003        after        Total       value
                                       --------     -------     -------    -------     -------     --------     --------    --------
ON-BALANCE SHEET FINANCIAL INSTRUMENTS
Interest-earning assets:
  Loans receivable (1)(2)(3)(4)
    Fixed rate                         $ 27,781     $17,393     $12,905    $10,732      $7,937      $36,462     $113,210    $118,324
      Average interest rate                8.28%       8.01%       7.90%      7.85%       7.74%        7.49%

    Adjustable rate                       9,578       7,885       6,672      5,633       4,744       12,690       47,202      49,826
      Average interest rate(5)             8.15%       8.16%       8.17%      8.18%       8.19%        7.94%
  Mortgage-backed securities
    Fixed rate                               54         260         ---        120       2,309       26,071       28,814      28,535
      Average interest rate                6.43%       6.37%       0.00%      8.03%       6.02%        6.53%

    Adjustable rate                         ---         ---         ---        ---         ---       17,301       17,301      18,283
      Average interest rate(6)             0.00%       0.00%       0.00%      0.00%       0.00%        6.86%

  Investments(7)                         20,419         ---         ---        ---         ---       65,486       85,905      86,190
      Average interest rate                6.27%       0.00%       0.00%      0.00%       0.00%        7.07%

  Interest-bearing deposits               1,807         ---         ---        ---         ---          ---        1,807       1,807
      Average interest rate                6.11%       0.00%       0.00%      0.00%       0.00%        0.00%
                                       --------     -------     -------    -------     -------     --------     --------    --------
        Total                          $ 59,639     $25,538     $19,577    $16,485     $14,990     $158,010     $294,239    $302,965

Interest-bearing liabilities:
  Interest-bearing deposits
   and escrows(8)(9)(10)               $ 93,569     $20,208     $20,208    $ 7,201     $ 7,201     $ 22,595     $170,982    $171,194
      Average interest rate                4.54%       3.93%       3.93%      3.36%       3.36%        2.31%

  Borrowings                              7,246       8,000         ---     51,500         ---       23,000       89,746      88,960
      Average interest rate                5.19%       5.89%       0.00%      5.75%       0.00%        5.05%
                                       --------     -------     -------    -------     -------     --------     --------    --------
        Total                          $100,815     $28,208     $20,208    $58,701     $ 7,201     $ 45,595     $260,728    $260,154

(1) Net of undisbursed loan proceeds and does not include net deferred loan fees or the allowance for loan losses.
(2) For single-family residential loans, assumes annual amortization and prepayment rate at 15% for adjustable rate loans, and 11% to 38% for fixed rate loans. For multi-family residential loans and other loans, assumes amortization and prepayment rate of 12%.
(3) For second mortgage loans, assumes annual amortization and prepayment rate of 18%.
(4)  Consumer loans assumes amortization and prepayment rate of 13%.
(5) Substantially all of the Company's adjustable rate loans reprice on an annual basis based upon changes in the one-year constant maturity treasury index with various market based annual and lifetime interest rate caps and floors.

(6) Substantially all of the Company's adjustable rate mortgage-backed securities reprice on a monthly basis based upon changes in the one month LIBOR index with various lifetime caps and floors.
(7) Totals include the Company's investment in Federal Home Loan Bank stock. Amounts adjusted to reflect called investment securities totaling approximately $5,000.
(8) For regular savings accounts, assumes an annual decay rate of 17% for three years or less, 16% for more than three through five years and 14% for more than five years.
(9) For NOW accounts, assumes an annual decay rate of 37% for one year or less, 32% for more than one though three years and 17% for more than three years.
(10) For money market deposit accounts, assumes an annual decay rate of 79% for one year or less and 31% for more than one year.

         The table below provides information about the Company's anticipated transactions comprised of firm loan commitments and other commitments, including undisbursed letters and lines of credit. The Company used no derivative financial instruments to hedge such anticipated transactions as of June 30, 1998.




                             Anticipated Transactions
                    ----------------------------------------
                     Undisbursed construction and
                         land development loans
                           Fixed rate ...........    $ 3,984
                                                        8.84%

                           Adjustable rate ......    $ 7,328
                                                        9.44%
                     Undisbursed lines of credit
                           Adjustable rate ......    $ 7,982
                                                        8.32%
                     Loan origination commitments
                           Fixed rate ...........    $   648
                                                        7.31%

                           Adjustable rate ......    $ 3,847
                                                        8.76%
                     Letters of credit
                           Adjustable rate ......    $    82
                                                        11.5%
                                                     -------
                                                     $23,871
                                                     =======

RESULTS OF OPERATIONS

         GENERAL. WVS reported net income of $3.5 million, $3.0 million and $3.6 million for the fiscal years ended June 30, 1998, 1997 and 1996, respectively. Net income for the fiscal year ended June 30, 1998, totaled $3.5 million or $1.01 basic and $0.98 diluted earnings per share as compared to net income of $3.0 million or $0.88 basic and $0.85 diluted earnings per share for the same period in 1997. The $533 thousand or 18.0% increase in net income during fiscal 1998 was primarily the result of a $244 thousand decrease in non-interest expense, a $180 thousand decrease in the provision for loan losses, a $164 thousand increase in non-interest income and a $124 thousand increase in net interest income which was partially offset by a $179 thousand increase in income tax expense. As more fully explained within this Annual Report, fiscal year 1998 net income was impacted by four significant one-time items: federal deposit insurance premiums decreased approximately $1.2 million primarily due to the Savings Association Insurance Fund ("SAIF") recapitalization incurred in fiscal 1997; a $553 thousand non-recurring charge related to the resignation of the Company's former President; the Company's provision for loan losses decreased $180 thousand, primarily due to the payoff of a past due commercial loan; and a $133 thousand non-recurring gain on the sale of an office building. Excluding the four one-time items, net income for the fiscal year ended June 30, 1998 would have totaled approximately $3.7 million with basic and diluted earnings per share totaling $1.06 and $1.03 respectively.

         NET INTEREST INCOME. Net interest income is determined by the Company's interest rate spread (i.e. the difference between the yields earned on its interest-earning assets and the rates paid on its interest-bearing liabilities) and the relative amounts of interest-earning assets and interest-bearing liabilities.

         Average Balances, Net Interest Income and Yields Earned and Rates Paid. The following average balance sheet table sets forth at and for the periods indicated, information on the Company regarding: (i) the total dollar amounts of interest income on interest-earning assets and the resulting average yields;
(ii) the total dollar amounts of interest expense on interest-bearing liabilities and the resulting average costs; (iii) net interest income; (iv) interest rate spread; (v) net interest-earning assets (interest-bearing liabilities); (vi) the net yield earned on interest-earning assets; and (vii) the ratio of total interest-earning assets to total interest-bearing liabilities. Average balances are derived from month-end balances. Management does not believe that the use of month-end balances instead of daily average balances has caused any material differences in the information presented.

                                                                      For the Years Ended June 30,
                          At June 30   ---------------------------------------------------------------------------------------------
                              1998                 1998                          1997                            1996
                          -----------  ----------------------------- ------------------------------  -------------------------------
                          Period End   Average             Average   Average              Average    Average               Average
                           Rate/Cost   Balance   Interest Yield/Rate Balance   Interest  Yield/Rate  Balance   Interest   Yield/Rate
                           ---------   -------   -------- ---------- -------   --------  ----------  -------   --------   ----------
                                                                (Dollars in Thousands)
Interest-earning assets:
  Net loans receivable(1)      7.95%  $163,046    $13,191     8.09%  $153,726   $12,440    8.09%     $141,643    $11,756       8.30%
  Mortgage-backed
      securities               6.98     40,066      2,715     6.78     39,451     2,724     6.90       25,384      1,638       6.45
  Investments                  6.88     82,877      6,167     7.44     79,128     5,881     7.43       64,679      4,831       7.47
  Interest-bearing deposits    6.11      1,842         73     3.96      2,335        80     3.43        2,288         92       4.02
                                      --------    -------            --------   -------              --------    -------
  Total interest-earning
      assets                   7.47%   287,831     22,146     7.69%   274,640    21,125     7.69%     233,994     18,317       7.83%
                             ======               -------   ======              -------   ======                 -------      =====
  Non-interest-earning
      assets                             3,143                          3,331                           3,140
                                      --------                       --------                        --------
        Total assets                  $290,974                       $277,971                        $237,134
                                      ========                       ========                        ========

Interest-bearing liabilities:
  Interest-bearing deposits
      and escrows              4.00%  $161,855     $6,943     4.29%  $165,017    $7,086     4.29%    $168,280     $7,431       4.42%
  Borrowings                   5.54     84,887      4,838     5.70     62,522     3,798     6.07       24,814      1,409       5.68
                                      --------    -------            --------   -------              --------    -------
  Total interest-bearing
      liabilities              4.53%   246,742     11,781     4.78%   227,539    10,884     4.78%     193,094      8,840       4.58%
                             ======               -------   ======              -------   ======                 -------      =====
  Non-interest-bearing
      accounts                           7,073                          6,459                           4,559
                                      --------                       --------                        --------

  Total interest-bearing
      liabilities and non-
      interest-bearing
      accounts                         253,815                        233,998                         197,653
  Non-interest-bearing
      liabilities                        3,747                          9,686                           4,361
                                      --------                       --------                        --------
        Total liabilities              257,562                        243,684                         202,014
Retained income                         33,412                         34,287                          35,120
                                      --------                       --------                        --------
Total liabilities and
retained income                       $290,974                       $277,971                        $237,134
                                      ========                       ========                        ========
Net interest income                               $10,365                       $10,241                           $9,477
                                                  =======                       =======                           ======
Interest rate spread           2.94%                         2.91%                         2.91%                              3.25%
                             ======                        ======                        ======                             ======
Net yield on interest-
    earning assets(2)          3.55%                         3.60%                         3.73%                              4.05%
                             ======                        ======                        ======                             ======
Ratio of interest-earning
    assets to interest-
    bearing liabilities      111.92%                       116.65%                       120.70%                            121.18%
                             ======                        ======                        ======                             ======

 (1)Includes non-accrual loans.
 (2)Net interest income divided by interest-earning assets.

         Rate/Volume Analysis. The following table describes the extent to which changes in interest rates and changes in volume of interest-related assets and liabilities have affected the Company's interest income and expense during the periods indicated. For each category of interest-earning assets and interest-bearing liabilities, information is provided on changes attributable to
(i) changes in volume (change in volume multiplied by prior year rate), (ii) changes in rate (change in rate multiplied by prior year volume), and (iii) total change in rate and volume. The combined effect of changes in both rate and volume has been allocated proportionately to the change due to rate and the change due to volume.

                                                                      Year Ended June 30,
                                           ----------------------------------------------------------------------
                                                      1998 vs. 1997                        1997 vs. 1996
                                           ----------------------------------   ---------------------------------
                                            Increase  (Decrease)                 Increase  (Decrease)
                                                    Due to           Total              Due to            Total
                                           ---------------------    Increase    ---------------------   Increase
                                             Volume       Rate     (Decrease)     Volume      Rate     (Decrease)
                                             ------       ----     ----------     ------      ----     ----------
                                                                       (In Thousands)
Interest-earning assets:
     Net loans receivable ..............    $   751     $     0     $   751     $   987     $  (303)    $   684
     Mortgage-backed securities ........         39         (48)         (9)        965         121       1,086
     Investments .......................        278           8         286       1,076         (26)      1,050
     Interest-bearing deposits .........        (18)         11          (7)          1         (13)        (12)
                                            -------     -------     -------     -------     -------     -------
           Total interest-earning assets      1,050         (29)      1,021       3,029        (221)      2,808
Interest-bearing liabilities:
     Interest-bearing deposits and
        escrows ........................       (212)         69        (143)       (156)       (189)       (345)
     Other borrowings ..................      1,283        (243)      1,040       2,286         103       2,389
                                            -------     -------     -------     -------     -------     -------
           Total interest-bearing
           liabilities .................      1,071        (174)        897       2,130         (86)      2,044
                                            -------     -------     -------     -------     -------     -------
Increase (decrease) in net interest
   income ..............................    $   (21)    $   145     $   124     $   899     $  (135)    $   764
                                            =======     =======     =======     =======     =======     =======

          INTEREST INCOME. Total interest income increased by $1.0 million or 4.8% during fiscal 1998 and increased by $2.8 million or 15.3% during fiscal 1997, primarily as a result of changes in interest income on the Company's net loans receivable and investment securities portfolio during the periods.

          Interest income on net loans receivable increased $751 thousand or 6.0% during fiscal 1998 and increased $684 thousand or 5.8% during fiscal 1997. The increase in fiscal 1998 was attributable to a $9.3 million increase in the average balance of net loans outstanding while maintaining a constant weighted average yield on the Company's loan portfolio. The increase in fiscal 1997 was attributable to a $12.1 million increase in the average balance of net loans outstanding which more than offset a decrease of 21 basis points in the weighted average yield earned on the Company's loan portfolio.

          Interest income on investment securities and FHLB stock increased $286 thousand or 4.9% during fiscal 1998 and increased $1.1 million or 22.9% during fiscal 1997. The increase in the average balance of investment securities was primarily attributable to increased purchases of callable government agency securities during the first six months of fiscal 1998. In response to the marked decline in market interest rates during the second half of fiscal 1998, management increased its purchase of mortgage-backed securities. The Company held approximately $15.4 million of investment grade commercial paper at June 30, 1998, to capitalize on seasonally high quarter end money market rates and for liquidity management. The increase in fiscal 1997 was attributable to a $14.4 million increase in the average balance of investment securities and FHLB stock outstanding, which more than offset a decrease of 4 basis points in the weighted average yield earned on the Company's investment and FHLB stock portfolio.

          Interest income on mortgage-backed securities decreased $9 thousand or 0.33% during fiscal 1998 and increased $1.1 million or 68.8% during fiscal 1997. While the average outstanding balance of mortgage-backed securities increased by $615 thousand during fiscal 1998, the weighted average interest rate yield on such investments decreased by 12 basis points, keeping interest income from mortgage-backed securities relatively constant. During the second half of fiscal 1998, the Company began to increase its holdings of mortgage-backed securities. The Company believes that its mortgage-backed securities provided a higher rate of return than callable agency securities offered at the time and generally provided monthly payments of principal and interest. As in the past, the Company's purchases of mortgage-backed securities emphasized current coupon paper in order to avoid increased levels of premium amortization due to relatively high prepayments. The Company believes that this conservative approach has contributed to the overall yield of the mortgage-backed securities portfolio. The increase in fiscal 1997 was attributable to an increase of 45 basis points in the weighted average yield earned on the Company's mortgage-backed securities portfolio and a $14.1 million increase in the average balance of mortgage-backed securities outstanding.

          Interest income on interest-bearing deposits decreased $7 thousand or 8.8% during fiscal 1998 and decreased $12 thousand or 13.0% during fiscal 1997. The decrease in fiscal 1998 was primarily due to a $493 thousand decrease in the average balance of interest-bearing deposits outstanding, which was considerably offset by an increase of 53 basis points in the weighted average yield earned on these deposits. The decrease in fiscal 1997 was primarily due to a $47 thousand decrease in the average balance of interest-earning deposits outstanding and a decrease of 59 basis points in the weighted average yield earned on the Company's interest-earning deposits.

          Throughout fiscal 1998, market interest rates continued to decline due to (i) financial turmoil abroad, especially in the economies of Asia (e.g. Japan, South Korea, Thailand) and Russia; (ii) low domestic inflation in the United States due to record low levels of commodity prices; and (iii) the desirability of U.S. dollar denominated bonds as a "safe haven" investment for foreign investors seeking shelter from foreign currency fluctuations. The Company continued to restructure its balance sheet by adjusting the mix of its financial assets, particularly its investment and mortgage-backed securities portfolios, and lengthening the maturities of its financial liabilities by emphasizing the use of FHLB advances. The Company believes that this strategy has contributed to increased net interest income during fiscal 1998.

          INTEREST EXPENSE. Total interest expense increased $897 thousand or 8.2% during fiscal 1998 and increased by $2.1 million or 23.9% during fiscal 1997.

          Interest expense on borrowings increased $1.0 million or 27.4% during fiscal 1998 and increased $2.4 million or 171.4% during fiscal 1997. The increases for both fiscal 1998 and 1997 were primarily attributable to increases in the average balance of borrowings outstanding totaling $22.3 million and $37.7 million, respectively. In order to better match investment opportunities and resources, enhance its net interest income and reduce the amount of excess cash invested at the FHLB of Pittsburgh, the Company continues to utilize short- and intermediate-term borrowings to purchase investment securities and fund other commitments.

          Interest expense on interest-bearing deposits and escrows decreased $143 thousand or 2.0% in fiscal 1998 and decreased $345 thousand or 4.6% in fiscal 1997. The decrease in fiscal 1998 was principally attributable to a $3.2 million decrease in the average balance of interest-bearing deposits and escrows outstanding, which was slightly offset by an increase of 4 basis points in the weighted average rate paid on the Company's deposits. The decrease in fiscal 1997 was primarily attributable to a decrease of 13 basis points in the weighted average rate paid on the Company's deposits and a $3.2 million decrease in the average balance of interest-bearing deposits and escrows outstanding.

          PROVISION FOR LOAN LOSSES. A provision for loan losses is charged to earnings to bring the total allowance to a level considered adequate by management to absorb potential losses in the portfolio. Management's determination of the adequacy of the allowance is based on periodic evaluations of the loan portfolio considering past experience, current economic conditions, volume, growth, composition of the loan portfolio and other relevant factors.

          The Company's provision for loan losses decreased by $180 thousand for fiscal 1998 primarily due to a recovery of previously established loan loss reserves attributable to the payoff of a commercial loan participation. The Company established provisions for possible losses on loans of $60 thousand and $150 thousand for the fiscal years ended June 30, 1997 and 1996, respectively. The provisions for fiscal 1997 and 1996 were primarily due to increases in the Company's general allowance for losses on loans.

          NON-INTEREST INCOME. Total non-interest income increased by $164 thousand or 43.9% in fiscal 1998 and decreased $9 thousand or 2.3% in fiscal 1997. The increase in non-interest income for fiscal year 1998 was partially offset by the absence of a $30 thousand gain from the sale of securities in 1997.

          Service charges on deposits increased by $31 thousand or 15.3% in fiscal 1998 and increased $7 thousand or 3.6% in fiscal 1997. The increase in both fiscal years was principally attributable to service charges applied to a larger number of transaction accounts opened during the respective fiscal year. The increase in fiscal 1998 was also attributable to increased service charges on automated teller machines and transaction accounts. The Company has continued to aggressively pursue transaction accounts in order to enhance its level of core deposits and to increase its relationship base with new and existing customers.

          Other non-interest income (e.g. safe deposit box fees, income from loan late charges, automated teller machine (ATM) fee income, profit on sale of real estate owned, miscellaneous income, and money order fee income) increased $163 thousand in fiscal 1998 and increased $8 thousand in fiscal 1997. Other non-interest income increased during fiscal 1998 principally as a result of the recognition of a $133 thousand gain on the sale of an office building.

          NON-INTEREST EXPENSE. Total non-interest expense decreased $244 thousand or 4.3% during fiscal 1998 and increased $1.6 million or 39.0% during fiscal 1997. The decrease in non-interest expense during fiscal 1998 was primarily attributable to a $1.2 million decrease in deposit insurance premiums, which was partially offset by an $893 thousand increase in employee salaries and benefits, principally a $533 thousand one-time expense as further discussed below. The increase in non-interest expense during fiscal 1997 was principally attributable to an $893 increase in deposit insurance premiums, the absence of $382 thousand of non-taxable insurance settlement proceeds resulting from previously disclosed and settled shareholder litigation and defense costs and a $337 thousand increase in compensation expense.

          Salaries and employee benefits increased $893 thousand or 30.2% during fiscal 1998 and increased $337 thousand or 12.8% during fiscal 1997. The increase in fiscal 1998 was primarily attributable to a non-recurring charge totaling $533 thousand related to the resignation of the Company's former Chief Executive Officer, a $125 thousand discretionary increase related to the Company's ESOP, a $115 thousand increase in employee wages and salaries principally attributable to merit pay and cost of living adjustments, and a $28 thousand increase in profit sharing plan expense. The increase in fiscal 1997 was principally attributable to a $195 thousand increase related to the Company's ESOP, a $75 thousand increase in employee wages and salaries and a $57 thousand increase in profit sharing plan expense.

          Federal deposit insurance premiums decreased $1.2 million or 91.7% during fiscal 1998 and increased $893 thousand or 222.7% during fiscal 1997. On September 30, 1996 the President signed the Deposit Insurance Funds Act of 1996 (the "Funds Act") into law. The Funds Act calls for a Special Assessment on SAIF-assessable deposits as of March 31, 1995, to capitalize the SAIF to its designated reserve ratio of 1.25%. The Company recorded a pre-tax charge of approximately $1.1 million during the quarter ended September 30, 1996, using an FDIC estimated assessment rate of $0.657 for every $100 of assessable deposits. This was a non-recurring charge for fiscal 1997 and a non-recurring decrease in premiums for fiscal 1998. During the quarter ended December 31, 1996, the Company accrued a $102 thousand refund of prepaid federal deposit insurance premiums as a result of the capitalization of the SAIF. Federal insurance premiums are dependent on the size of the Company's deposit base and premiums which were assessed by the FDIC during the respective years.

          Other non-interest expense (e.g. director's compensation expense, advertising, Pennsylvania capital stock tax expense, ATM network expense, legal expense, transfer agent expense, etc.) increased $53 thousand or 7.4% during fiscal 1998 and decreased $15 thousand or 2.0% during fiscal 1997. The increase in fiscal 1998 was primarily attributable to a $36 thousand increase in professional, telecommunications and advertising expense which was partially offset by an $11 thousand decrease in ATM network expenses. The decrease in fiscal 1997 was primarily attributable to the absence of $25 thousand of foreclosed real estate disposition costs and related expenses.

          INCOME TAXES. Income taxes increased $179 thousand or 9.3% during fiscal 1998 and decreased $136 thousand or 6.6% during fiscal 1997. The increase in fiscal 1998 was primarily attributable to a $712 thousand or 14.6% increase in taxable income. The decrease in fiscal 1997 was principally attributable to a $754 or 13.4% decrease in taxable income. The Company's effective tax rate was 37.7%, 39.4% and 36.6% at June 30, 1998, 1997 and 1996, respectively. The decrease in the effective rate for fiscal 1996 was due primarily to a one-time adjustment for the non-taxable litigation settlement previously discussed.

LIQUIDITY AND CAPITAL RESOURCES

          Net cash provided by operating activities totaled $5.1 million during fiscal 1998 as compared to $3.7 million for fiscal 1997. Net cash provided by operating activities was primarily comprised of $3.5 million in net income.

          Funds used by investing activities totaled $2.2 million during the fiscal year ended June 30, 1998. Primary uses of funds during the fiscal year ended June 30, 1998, include $136.7 million in purchases of investment and mortgage-backed securities, a $2.6 million increase in net loan receivables, and a $0.7 million increase in FHLB stock, partially offset by the receipt of $134.9 million of proceeds from the repayment of principal on investments and mortgage-backed securities and $2.9 million in proceeds from the sale of loans.

          Funds used for financing activities totaled $2.9 million for the fiscal year ended June 30, 1998. Primary financial uses include a $5.9 million decrease in other borrowings, $5.2 million in cash dividends paid and a $3.2 million decrease in interest-bearing deposits, which were partially offset by an $11.0 million increase in FHLB advances used to fund loan commitments and investment security purchases. Financial institutions generally, including the Company, have experienced a certain degree of depositor disintermediation to other investment alternatives. Management believes that the degree of disintermediation experienced by the Company has not had a material impact on overall liquidity. As of June 30, 1998, $74.1 million or 44.2% of the Company's total deposits consisted of core deposits. Management has determined that it currently is maintaining adequate liquidity and continues to better match funding sources with lending and investment opportunities.

         The Company's primary sources of funds are deposits, amortization, prepayments and maturities of existing loans, mortgage-backed securities and investment securities, funds from operations, and funds obtained through Federal Home Loan Bank advances and other borrowings. At June 30, 1998, the total approved loan commitments outstanding amounted to $4.5 million. At the same date, commitments under unused letters and lines of credit amounted to $8.0 million and the unadvanced portion of construction loans approximated $11.3 million. Certificates of deposit scheduled to mature in one year or less at June 30, 1998, totaled $63.0 million. Management believes that a significant portion of maturing deposits will remain with the Company.

         Historically, the Company used its sources of funds primarily to meet its ongoing commitments to pay maturing certificates of deposit and savings withdrawals, fund loan commitments and maintain a substantial portfolio of investment securities. The Company has been able to generate sufficient cash through the retail deposit market, its traditional funding source, and through FHLB advances and other borrowings, to provide the cash utilized in investing activities. The Company has established a $15.0 million line of credit with the FHLB, which is scheduled to mature on March 25, 1999, and is subject to various conditions, including the pledging and delivery of acceptable collateral. The primary purpose of the line of credit is to serve as a back-up liquidity facility for the Company, however, the Company may from time to time utilize the line of credit to purchase investment securities and fund other commitments. In addition, the Company has access to the Federal Reserve Bank discount window. Management believes that the Company currently has adequate liquidity available to respond to liquidity demands.

          On July 28, 1998, the Company's Board of Directors declared a cash dividend of $0.15 per share payable on August 20, 1998, to shareholders of record at the close of business on August

10, 1998. Dividends are subject to determination and declaration by the Board of Directors, which take into account the Company's financial condition, statutory and regulatory restrictions, general economic conditions and other factors. There can be no assurance that dividends will in fact be paid on the common stock in the future or that, if paid, such dividends will not be reduced or eliminated in future periods.

         As of June 30, 1998, WVS Financial Corp. exceeded all regulatory capital requirements and maintained Tier I and total risk-based capital equal to $32.8 million or 20.9% and $34.7 million or 22.1%, respectively, of total risk-weighted assets, and Tier I leverage capital of $32.8 million or 11.0% of average total assets.

         Nonperforming assets consist of nonaccrual loans and real estate owned. A loan is placed on nonaccrual status when, in the judgment of management, the probability of collection of interest is deemed insufficient to warrant further accrual. When a loan is placed on nonaccrual status, previously accrued but uncollected interest is deducted from interest income. The Company normally does not accrue interest on loans past due 90 days or more, however, interest may be accrued if management believes that it will collect on the loan.

         The Company's nonperforming assets at June 30, 1998, totaled approximately $603 thousand or 0.21% of total assets as compared to $274 thousand or 0.09% of total assets as of June 30, 1997. Nonperforming assets at June 30, 1998, consisted of $481 thousand in commercial real estate loans, $52 thousand in single-family loans and $70 thousand in consumer loans. Approximately $20 thousand of additional interest income would have been recorded during the fiscal year ended June 30, 1998, if the Company's nonaccrual and restructured loans had been current in accordance with their original loan terms and outstanding throughout the fiscal year ended June 30, 1998.


YEAR 2000 COMPLIANCE

         The Company outsources substantially all of its data processing requirements and it is to a large extent dependent upon vendor cooperation for systems used in its day-to-day business. The Company, in conjunction with its vendors, is testing its computer systems and requiring representations from its vendors that the products provided are or will be year 2000 compliant. The Company has developed a plan of action to help ensure that its operational and financial systems will not be adversely affected by year 2000 software/hardware failures due to processing errors arising from calculations using the year 2000 date. All hardware and software products are expected to be compliant by the end of calendar 1998. The Company does not expect material expenditures to be incurred to address the year 2000 issue. Based upon current estimates, the Company does not expect to incur more than $75 thousand (pre-tax) in Year 2000 remediation expenses. Any year 2000 compliance failures could result in additional expenses or business disruption to the Company which are currently unknown.


FORWARD LOOKING STATEMENTS

         When used in this Annual Report, or, in future filings by the Company with the Securities and Exchange Commission, in the Company's press releases or other public or shareholder communications, or in oral statements made with the approval of an authorized executive officer, the words or phrases "will likely result", "are expected to", "will continue", "is anticipated", "estimate", "project" or similar expressions are intended to identify "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements are subject to certain risks and uncertainties including changes in economic conditions in the Company's market area, changes in policies by regulatory agencies, fluctuations in interest rates, demand for loans in the Company's market area and competition that could cause actual results to differ materially from historical earnings and those presently anticipated or projected. The Company wishes to caution readers not to place undue reliance on any such forward-looking statements, which speak only as of the date made. The Company wishes to advise readers that the factors listed above could affect the Company's financial performance and could cause the Company's actual results for future periods to differ materially from any opinions or statements expressed with respect to future periods in any current statements.

         The Company does not undertake, and specifically disclaims any obligation, to publicly release the result of any revisions which may be made to forward-looking statements to reflect events or circumstances after the date of statements or to reflect the occurrence of anticipated or unanticipated events.

[SNODGRASS LETTERHEAD]




                          REPORT OF INDEPENDENT AUDITORS





Board of Directors and Stockholders
WVS Financial Corp.

We have audited the accompanying consolidated statements of financial condition of WVS Financial Corp. and subsidiary as of June 30, 1998, and 1997, and the related consolidated statements of income, stockholders' equity and cash flows for each of the years in the three year period ended June 30, 1998. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of WVS Financial Corp. and subsidiary as of June 30, 1998 and 1997, and the results of their operations and their cash flows for each of the years in the three year period ended June 30, 1998, in conformity with generally accepted accounting principles.




/s/S.R. Snodgrass, A.C.
-----------------------
S.R. Snodgrass, A.C.

Wexford, PA
July 31, 1998

                                   WVS FINANCIAL CORP.
                     CONSOLIDATED STATEMENTS OF FINANCIAL CONDITION
                                     (In thousands)
                                                                          June 30,
                                                                    1998          1997
                                                                  ---------     ---------
ASSETS
Cash and due from banks ......................................    $     699     $     667
Interest - earning demand deposits ...........................        1,807         1,904
Investment securities available for sale (amortized
    cost of $17,481 and $3,689) (Note 4) .....................       17,519         3,553
Investment securities held to maturity (market value of
    $63,996 and $83,889) (Note 4) ............................       63,749        83,995
Mortgage - backed securities available for sale (amortized
    cost of $18,842 and $18,417) (Note 5) ....................       19,041        18,280
Mortgage - backed securities held to maturity (market value
    of $27,777 and $19,381) (Note 5) .........................       27,273        19,210
Net loans receivable (Note 6) ................................      157,737       158,134
Accrued interest receivable ..................................        2,414         2,809
Federal Home Loan Bank stock, at cost ........................        4,675         3,927
Premises and equipment .......................................        1,179         1,298
Deferred taxes and other assets ..............................          961           916
                                                                  ---------     ---------

TOTAL ASSETS .................................................    $ 297,054     $ 294,693
                                                                  =========     =========
LIABILITIES
Deposits (Note 11) ...........................................    $ 167,670     $ 170,879
Federal Home Loan Bank advances (Note 12) ....................       88,857        77,857
Other borrowings (Note 13) ...................................          889         6,784
Advance payments by borrowers for taxes and insurance ........        3,312         3,531
Accrued interest payable .....................................        1,874         1,768
Other liabilities ............................................        1,474           985
                                                                  ---------     ---------
TOTAL LIABILITIES ............................................      264,076       261,804
                                                                  ---------     ---------
STOCKHOLDERS' EQUITY
Preferred stock, no par value, 5,000,000 shares authorized;
    none outstanding .........................................         --            --
Common stock, par value $.01; 10,000,000 shares authorized;
    3,617,120 and 1,747,280 shares issued and outstanding ....           36            17
Additional paid - in capital .................................       18,386        17,236
Retained earnings - substantially restricted (Note 15) .......       15,143        16,900
Net unrealized gain (loss) on securities .....................          157          (180)
Unallocated shares - Employee Stock Ownership Plan (Note 16) .         (312)         (453)
Unallocated shares - Recognition and Retention Plans (Note 16)         (432)         (631)
                                                                  ---------     ---------
TOTAL STOCKHOLDERS' EQUITY ...................................       32,978        32,889
                                                                  ---------     ---------

TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY ...................    $ 297,054     $ 294,693
                                                                  =========     =========

See accompanying notes to the consolidated financial statements.

                                               WVS FINANCIAL CORP.
                                        CONSOLIDATED STATEMENTS OF INCOME
                                      (In thousands, except per share data)

                                                                                Year Ended June 30,
                                                                        1998            1997            1996
                                                                    -----------     -----------     -----------
INTEREST AND DIVIDEND INCOME
Loans ..........................................................    $    13,191     $    12,440     $    11,756
Investment securities ..........................................          5,908           5,696           4,747
Mortgage - backed securities ...................................          2,715           2,724           1,638
Interest - earning demand deposits .............................             73              80              92
Federal Home Loan Bank stock ...................................            259             185              84
                                                                    -----------     -----------     -----------
Total interest and dividend income .............................         22,146          21,125          18,317
                                                                    -----------     -----------     -----------
INTEREST EXPENSE
Deposits (Note 11) .............................................          6,899           7,041           7,385
Borrowings (Notes 12 and 13) ...................................          4,838           3,798           1,409
Advance payments by borrowers for
    taxes and insurance ........................................             44              45              46
                                                                    -----------     -----------     -----------
Total interest expense .........................................         11,781          10,884           8,840
                                                                    -----------     -----------     -----------

NET INTEREST INCOME ............................................         10,365          10,241           9,477
Provision for loan losses (Note 7) .............................           (120)             60             150
                                                                    -----------     -----------     -----------
NET INTEREST INCOME AFTER PROVISION
    FOR LOAN LOSSES ............................................         10,485          10,181           9,327
                                                                    -----------     -----------     -----------
NONINTEREST INCOME
Service charges on deposits ....................................            234             203             196
Investment securities gains ....................................           --                30              54
Other ..........................................................            304             141             133
                                                                    -----------     -----------     -----------
Total noninterest income .......................................            538             374             383
                                                                    -----------     -----------     -----------
NONINTEREST EXPENSE
Unusual items:
    Shareholder litigation settlement (Note 14) ................           --               (11)           (245)
    Shareholder litigation costs (Note 14) .....................           --              --              (137)
Salaries and employee benefits .................................          3,855           2,962           2,625
Occupancy and equipment ........................................            399             416             408
Deposit insurance premium (Note 21) ............................            107           1,294             401
Data processing ................................................            169             171             168
Other ..........................................................            892             834             847
                                                                    -----------     -----------     -----------
Total noninterest expense ......................................          5,422           5,666           4,067
                                                                    -----------     -----------     -----------

Income before income taxes .....................................          5,601           4,889           5,643

Income taxes (Note 18) .........................................          2,109           1,930           2,066
                                                                    -----------     -----------     -----------

NET INCOME .....................................................    $     3,492     $     2,959     $     3,577
                                                                    ===========     ===========     ===========

EARNINGS PER SHARE:
Basic ..........................................................    $      1.01     $      0.88     $      1.07
Diluted ........................................................           0.98            0.85            1.04

AVERAGE SHARES OUTSTANDING:
Basic ..........................................................      3,472,328       3,369,796       3,347,363
Diluted ........................................................      3,575,892       3,490,226       3,452,854


See accompanying notes to the consolidated financial statements.

                                                         WVS FINANCIAL CORP.
                                           CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
                                                (In thousands, except per share data)

                                                                Retained        Net
                                                 Additional     Earnings-    Unrealized      Unallocated     Unallocated
                                       Common     Paid-in    Substantially  Gain (Loss)     Shares Held      Shares Held
                                       Stock      Capital      Restricted   on Securities     by ESOP          by RRP       Total
                                      -------    ---------   -------------  -------------   -------------    -----------  ---------
Balance, June 30, 1995                $    17    $  16,867      $  18,629      $     -        $   (664)       $ (1,040)   $  33,809
Release of earned Employee
Stock Ownership Plan shares                             76                                          80                          156
Accrued compensation expense
for Recognition and Retention Plans                                                                                205          205
Exercise of Stock Options                                4                                                                      4
Cash dividends declared
($1.03 per share)                                                  (3,345)                                                   (3,345)
Net unrealized loss on securities                                                 (368)                                        (368)
Net income                                                          3,577                                                     3,577
                                      -------    ---------      ---------      ------         --------        --------    ---------
Balance, June 30, 1996                     17       16,947         18,861         (368)           (584)           (835)      34,038
Release of earned Employee
Stock Ownership Plan shares                            184                                         131                          315
Accrued compensation expense
for Recognition and Retention Plans                                                                                204          204
Exercise of Stock Options                              105                                                                      105
Cash dividends declared
($1.50 per share)                                                  (4,920)                                                   (4,920)
Net unrealized gain on securities                                                  188                                          188
Net income                                                          2,959                                                     2,959
                                      -------    ---------      ---------      ------         --------        --------    ---------
Balance, June 30, 1997                     17       17,236         16,900         (180)           (453)           (631)      32,889
Release of earned Employee
Stock Ownership Plan shares                            360                                         141                          501
Accrued compensation expense
for Recognition and Retention Plans                                                                                199          199
Exercise of Stock Options                   1          635                                                                      636
Tax benefit from stock grants issued
under Recognition and Retention Plan                   173                                                                      173
Two-for-one stock split                    18          (18)                                                                       -
Cash dividends declared
($1.50 per share)                                                  (5,249)                                                   (5,249)
Net unrealized gain on securities                                                  337                                          337
Net income                                                          3,492                                                     3,492
                                      -------    ---------      ---------      -------        -------        --------     ---------
Balance, June 30, 1998                $    36    $  18,386      $  15,143      $   157        $  (312)       $   (432)    $  32,978
                                      =======    =========      =========      =======        =======        ========     =========

See accompanying notes to the consolidated financial statements.

                                         WVS FINANCIAL CORP.
                                CONSOLIDATED STATEMENTS OF CASH FLOWS
                                           (In thousands)
                                                                        Year Ended June 30,
                                                                 1998          1997          1996
                                                              ---------     ---------     ---------

OPERATING ACTIVITIES
Net income ...............................................    $   3,492     $   2,959     $   3,577
Adjustments to reconcile net income to net cash provided
    by operating activities:
Provision for loan losses ................................         (120)           60           161
Depreciation and amortization, net .......................          126           134           133
Amortization of discounts, premiums and deferred loan fees          (32)          111          (203)
Amortization of ESOP and RRP deferred and unearned
    compensation .........................................          899           519           361
Investment securities gains ..............................         --             (30)          (54)
Deferred income taxes ....................................         (202)          (52)           88
Decrease (increase) in accrued interest receivable .......          396          (436)         (288)
Increase in accrued interest payable .....................          106           343           159
Other, net ...............................................          445            71          (185)
                                                              ---------     ---------     ---------
Net cash provided by operating activities ................        5,110         3,679         3,749
                                                              ---------     ---------     ---------
INVESTING ACTIVITIES
Available for sale:
    Purchase of investment and mortgage-backed securities       (36,992)       (1,508)      (13,470)
    Proceeds from repayments of investment and
        mortgage-backed securities .......................       20,731         2,711         4,135
    Proceeds from sale of investment and
        mortgage-backed securities .......................        2,192         1,678           301
Held to maturity:
    Purchase of investment and mortgage-backed securities       (99,744)      (75,006)      (71,399)
    Proceeds from repayments of investment and
        mortgage - backed securities .....................      112,017        48,856        62,705
Net increase in net loans receivable .....................       (2,602)       (9,476)      (15,637)
Proceeds from sale of real estate owned ..................         --              73            24
Proceeds from sale of loans ..............................        2,914          --            --
Increase in Federal Home Loan Bank Stock .................         (748)       (2,027)         (747)
Acquisition of premises and equipment ....................           (8)         (105)           (6)
                                                              ---------     ---------     ---------
Net cash used for investing activities ...................       (2,240)      (34,804)      (34,094)
                                                              ---------     ---------     ---------
FINANCING ACTIVITIES
Net increase (decrease) in deposits ......................       (3,208)           36         2,057
Net increase in Federal Home Loan Bank advances ..........       11,000        39,857        23,016
Net increase (decrease) in other borrowings ..............       (5,895)       (3,868)        6,604
Net increase (decrease) in advance payments by
    borrowers for taxes and insurance ....................         (219)         (241)          518
Net proceeds from issuance of common stock ...............          636           105             4
Cash dividends paid ......................................       (5,249)       (4,920)       (3,345)
                                                              ---------     ---------     ---------
Net cash provided by (used for) financing activities .....       (2,935)       30,969        28,854
                                                              ---------     ---------     ---------
Decrease in cash and cash equivalents ....................          (65)         (156)       (1,491)
CASH AND CASH EQUIVALENTS AT BEGINNING
    OF YEAR ..............................................        2,571         2,727         4,218
                                                              ---------     ---------     ---------
CASH AND CASH EQUIVALENTS AT END OF YEAR .................    $   2,506     $   2,571     $   2,727
                                                              =========     =========     =========

SUPPLEMENTAL CASH FLOW INFORMATION
Cash paid during the year for:
    Interest .............................................    $  11,675     $  10,541     $   8,681
    Taxes ................................................        2,286         2,118         1,869

See accompanying notes to the consolidated financial statements.

                                WVS FINANCIAL CORP.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                      (In thousands, except per share data)

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization

WVS Financial Corp. ("WVS" or the "Company") is a Pennsylvania-chartered unitary bank holding company which owns 100% of the common stock of West View Savings Bank ("West View" or the "Savings Bank"). The operating results of the Company depend primarily upon the operating results of the Savings Bank and, to a lesser extent, income from interest-earning assets such as investment securities.

West View is a Pennsylvania-chartered, SAIF-insured stock savings bank conducting business from six offices in the North Hills suburbs of Pittsburgh. The Savings Bank's principal sources of revenue emanate from its portfolio of residential real estate and commercial mortgage loans, as well as income from investment and mortgage-backed securities.

The Company is supervised by the Board of Governors of the Federal Reserve System, while the Savings Bank is subject to regulation and supervision by the Federal Deposit Insurance Corporation (FDIC) and the Pennsylvania Department of Banking.

Basis of Presentation

The consolidated financial statements include the accounts of WVS and its wholly-owned subsidiary, West View. All intercompany transactions have been eliminated in consolidation. The accounting and reporting policies of WVS and West View conform with generally accepted accounting principles. The Company's fiscal year end for financial reporting is June 30. For regulatory and income tax reporting purposes, WVS reports on a December 31 calendar year basis.

In preparing the consolidated financial statements, management is required to make estimates and assumptions that effect the reported amounts of assets and liabilities as of the balance sheet date and revenues and expenses for that period. Actual results could differ significantly from those estimates.

Investment and Mortgage-Backed Securities

Debt and mortgage-backed securities acquired with the ability and intent to hold to maturity are stated at cost adjusted for amortization of premium and accretion of discount, which are computed using the interest method and recognized as adjustments of interest income. Amortization rates for mortgage-backed securities are periodically adjusted to reflect changes in the prepayment speeds of the underlying mortgages. Certain other debt and mortgage-backed securities have been classified as available for sale to serve principally as a source of liquidity. Unrealized holding gains and losses for available for sale securities are reported as a separate component of stockholders' equity, net of tax, until realized. Realized securities gains and losses are computed using the specific identification method. Interest and dividends on investment and mortgage-backed securities are recognized as income when earned.

Common stock of the Federal Home Loan Bank (the "FHLB") represents ownership in an institution which is wholly-owned by other financial institutions. This equity security is accounted for at cost and reported separately on the accompanying statement of financial condition.

(In thousands, except per share data)

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Net Loans Receivable

Loans receivable are reported at their principal amount, net of the allowance for loan losses and deferred loan fees. Interest on mortgage loans, consumer loans, financing leases and commercial loans is recognized on the accrual method. The Company's general policy is to stop accruing interest on loans when, based upon relevant factors, the collection of principal or interest is doubtful, regardless of the contractual status.

Loan  origination  and  commitment   fees,  and  all  incremental   direct  loan
origination costs, are deferred and recognized over the contractual remaining lives of the related loans on a level yield basis.

Allowance for Loan Losses

The allowance for loan losses represents the amount which management estimates is adequate to provide for potential loan losses in its loan portfolio. The allowance method is used in providing for loan losses. Accordingly, all loan losses are charged to the allowance, and all recoveries are credited to it. The allowance for loan losses is established through a provision for loan losses which is charged to operations. The provision is based on management's periodic evaluation of the adequacy of the allowance for loan losses which encompasses the overall risk characteristics of the various portfolio segments, past experience with losses, the impact of economic conditions on borrowers, and other relevant factors. The estimates used in determining the adequacy of the allowance for loan losses including the amounts and timing of future cash flows expected on impaired loans are particularly susceptible to significant change in the near term.

A loan is considered impaired when it is probable that the borrower will not repay the loan according to the original contractual terms of the loan agreement. Management has determined that first mortgage loans on one-to-four family properties and all consumer loans represent large groups of smaller-balance homogeneous loans that are to be collectively evaluated. Management considers an insignificant delay, which is defined as less than 90 days by the Savings Bank, will not cause a loan to be classified as impaired. A loan is not impaired during a period of delay in payment if the Savings Bank expects to collect all amounts due including interest accrued at the contractual interest rate for the period of delay. All loans identified as impaired are evaluated independently by management. The Savings Bank estimates credit losses on impaired loans based on the present value of expected cash flows or the fair value of the underlying collateral if the loan repayment is expected to come from the sale or operation of such collateral. Impaired loans, or portions thereof, are charged-off when it is determined that a realized loss has occurred. Until such time, an allowance for loan losses is maintained for estimated losses. Cash receipts on impaired loans are applied first to accrued interest receivable, unless otherwise required by the loan terms, except when an impaired loan is also a nonaccrual loan, in which case the portion of the receipts related to interest is recognized as income.

(In thousands, except per share data)

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Real Estate Owned

Real estate owned acquired through foreclosure is carried at the lower of cost or fair value minus estimated costs to sell. Costs relating to development and improvement of the property are capitalized, whereas costs of holding such real estate are expensed as incurred. Valuation allowances for estimated losses are provided when the carrying value of the real estate acquired exceeds the fair value.

Premises and Equipment

Premises and equipment are stated at cost, less accumulated depreciation. Depreciation is principally computed on the straight-line method over the estimated useful lives of the related assets. Leasehold improvements are amortized over their estimated useful lives or their respective lease terms, whichever is shorter. Expenditures for maintenance and repairs are charged against income as incurred. Costs of major additions and improvements are capitalized.

Income Taxes

Deferred tax assets or liabilities are computed based on the difference between the financial statement and the income tax basis of assets and liabilities using the enacted marginal tax rates. Deferred income taxes or benefits are based on the changes in the deferred tax asset or liability from period to period.

The Company files a consolidated federal income tax return. Deferred tax assets and liabilities are reflected at currently enacted income tax rates applicable to the period in which the deferred tax assets or liabilities are expected to be realized or settled. As changes in tax rates are enacted, deferred tax assets and liabilities are adjusted through the provision for income taxes.

Earnings Per Share

In February  1997,  the  Financial  Accounting  Standards  Board  (FASB)  issued
Statement of Financial Accounting Standards No. 128, "Earnings Per Share." Statement No. 128, which became effective for financial statements issued for fiscal periods ending after December 15, 1997, replaced the previously reported primary and fully diluted earnings per share with basic and diluted earnings per share. Unlike primary earnings per share, basic earnings per share excludes any dilutive effects of options, warrants, and convertible securities. Diluted earnings per share is very similar to the previously reported fully diluted earnings per share. All references to per share information for 1997 and 1996 have been restated to conform with the Statement.

Cash Flow Information

Cash and cash equivalents include cash and due from banks and interest-earning demand deposits, as noted on the consolidated statements of financial condition.

Reclassification of Comparative Figures

Certain comparative amounts for 1997 and 1996 have been reclassified to conform to 1998 presentations. Such reclassifications did not affect net income.

(In thousands, except per share data)

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Recent Accounting Pronouncements

In July 1997, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 130, "Reporting Comprehensive Income." Statement No. 130 is effective for fiscal years beginning after December 15, 1997. This statement establishes standards for reporting and presentation of comprehensive income and its components (revenues, expenses, gains and losses) in a full set of general purpose financial statements. It requires that all items that are required to be recognized under accounting standards as components of comprehensive income be reported in a financial statement that is presented with the same prominence as other financial statements. Statement No. 130 requires that companies (i) classify items of other comprehensive income by their nature in a financial statement and (ii) display the accumulated balance of other comprehensive income separately from retained earnings and additional paid-in capital in the equity section of the statement of financial condition. Reclassification of financial statements for earlier periods provided for comprehensive purposes is required.

In June 1997, the Financial Accounting Standards Board issued Statement No. 131, "Disclosures about Segments of an Enterprise and Related Information." This statement establishes standards for the way public companies report information about operating segments in annual financial statements and requires that those enterprises report selected information about segments in interim financial reports issued to stockholders. It also establishes standards for related disclosures about products and services, geographic areas, and major customers. The statement defines an operating segment as a component of an enterprise that generates revenue and incurs expense, whose operating results are reviewed by the chief operating decision maker in the determination of resource allocation and performance, and for which discrete financial information is available. This statement is effective for fiscal years beginning after December 15, 1997, however, it does not require disclosure in interim reporting in the year of initial application.

In January 1998, Statement of Financial Accounting Standards No. 132, "Employers' Disclosure About Pensions and Other Post-Retirement Benefits," was issued. This standard will require certain footnote disclosure requirements related primarily to defined benefit pension and other retiree benefits. Implementation of this standard is required for fiscal years beginning after December 15, 1997.

In June 1998, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities." The statement provides accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts, by requiring the recognition of those items as assets or liabilities in the statement of financial position, recorded at fair value. Statement No. 133, precludes a held-to-maturity security from being designated as a hedged item, however, at the date of initial application of this statement, an entity is permitted to transfer any held-to-maturity security into the available-for-sale or trading categories. The unrealized holding gain or loss on such transferred securities shall be reported consistent with the requirements of Statement No. 115, "Accounting for Certain Investments in Debt and Equity Securities." Such transfers do not raise an issue regarding an entity's intent to hold other debt securities to maturity in the future. This statement applies prospectively for all fiscal quarters of all years beginning after June 15, 1999. Earlier adoption is permitted for any fiscal quarter that begins after the issue date of this statement.

(In thousands, except per share data)

2. EARNINGS PER SHARE

The following table sets forth the computation of basic and diluted earnings per share.

There are no convertible securities which would effect the numerator in calculating basic and diluted earnings per share; therefore, net income as presented on the Consolidated Statements of Income will be used as the numerator. The following table sets forth a reconciliation of the denominator of the basic and diluted earnings per share computation.

                                                1998         1997         1996
                                             ---------    ---------    ---------
Denominator for basic earnings per
    share - weighted-average shares .....    3,472,328    3,369,796    3,347,363
Employee stock options ..................      103,564      120,430      105,491
                                             ---------    ---------    ---------

Denominator for diluted earnings per
    share - adjusted weighted-average
    assumed conversions .................    3,575,892    3,490,226    3,452,854
                                             =========    =========    =========

3. COMMON STOCK SPLIT

On April 28, 1998, the Board of Directors approved a two-for-one stock split. All references to the number of common shares and per share amounts for 1997 and 1996 have been restated to reflect the stock split.

(In thousands, except per share data)

4. INVESTMENT SECURITIES

The amortized cost and estimated market values of investments are as follows:

                                                                              1998
                                                 ------------------------------------------------------------
                                                                     Gross            Gross         Estimated
                                                 Amortized        Unrealized       Unrealized         Market
                                                   Cost              Gains           Losses           Value
                                                  -------          -------          --------         --------
AVAILABLE FOR SALE
Corporate securities                             $ 15,419          $     -          $     (3)        $ 15,416
Equity securities                                   2,062               86               (45)           2,103
                                                  -------          -------          --------         --------

    Total                                        $ 17,481          $    86          $    (48)        $ 17,519
                                                  =======          =======          ========         ========
                                                                              1998
                                                 ------------------------------------------------------------
                                                                     Gross            Gross         Estimated
                                                 Amortized        Unrealized       Unrealized         Market
                                                   Cost              Gains           Losses           Value
                                                  -------          -------          --------         --------
HELD TO MATURITY
U.S. Government agency securities                $ 63,749          $   262          $    (15)        $ 63,996
                                                  -------          -------          --------         --------

    Total                                        $ 63,749          $   262          $    (15)        $ 63,996
                                                  =======          =======          ========         ========
                                                                              1997
                                                 ------------------------------------------------------------
                                                                     Gross            Gross         Estimated
                                                 Amortized        Unrealized       Unrealized         Market
                                                   Cost              Gains           Losses           Value
                                                  -------          -------          --------         --------
AVAILABLE FOR SALE
U.S. Government securities                       $  2,192          $     -          $   (185)        $  2,007
Equity securities                                   1,497               49                 -            1,546
                                                  -------          -------          --------         --------

    Total                                        $  3,689          $    49          $   (185)        $  3,553
                                                  =======          =======          ========         ========

                                                                              1997
                                                 ------------------------------------------------------------
                                                                     Gross            Gross         Estimated
                                                 Amortized        Unrealized       Unrealized         Market
                                                   Cost              Gains           Losses           Value
                                                  -------          -------          --------         --------
HELD TO MATURITY
U.S. Government agency securities                $ 81,850          $   134          $   (241)        $ 81,743
Corporate securities                                2,145                3                (2)           2,146
                                                 --------          -------          --------         --------

    Total                                        $ 83,995          $   137          $   (243)        $ 83,889
                                                 ========          =======          ========         ========

(In thousands, except per share data)

4. INVESTMENT SECURITIES (Continued)

The amortized cost and estimated market values of debt securities at June 30, 1998, by contractual maturity, are shown below. Expected maturities may differ from the contractual maturities because issuers may have the right to call securities prior to their final maturities.

                                         Due in        Due after        Due after
                                       one year       one through     five through        Due after
                                        or less       five years        ten years         ten years            Total
                                        --------      ---------       ------------       -----------       ------------
AVAILABLE FOR SALE
    Amortized Cost                      $ 15,419      $        -      $           -      $          -      $     15,419
    Estimated Market Value                15,416               -                  -                 -            15,416

HELD TO MATURITY
    Amortized Cost                      $      -      $        -      $      21,995      $     41,754      $     63,749
    Estimated Market Value                     -               -             22,110            41,886            63,996

Proceeds from the sale of investment securities available for sale and the gross realized gains and losses for the year ended June 30 are as follows:

                             1998           1997          1996
                           -------        -------       ------
        Proceeds           $ 2,192        $ 1,678       $  301
        Gross gains              -             30           54
        Gross losses             -              -            -

Investment securities with carrying values of $2,000 and $9,256 and estimated market values of $2,003 and $9,144 at June 30, 1998 and 1997, respectively, were pledged to secure public deposits, repurchase agreements and for other purposes as required by law.

5. MORTGAGE-BACKED SECURITIES

The amortized cost and estimated market values of mortgage-backed securities are as follows:

                                                                            1998
                                                   -----------------------------------------------------
                                                                    Gross        Gross         Estimated
                                                   Amortized      Unrealized   Unrealized        Market
                                                     Cost           Gains        Losses           Value
                                                    -------        -------     ----------        -------
AVAILABLE FOR SALE
Federal National Mortgage
    Association certificates .............          $ 9,178        $    83     $       (6)       $ 9,255
Government National Mortgage
    Association certificates .............            1,022             27              -          1,049
Federal Home Loan Mortgage
    Corporation certificates .............              308              6              -            314
Collateralized mortgage obligations issued
    by agencies of the U.S. Government ...            8,334             89              -          8,423
                                                    -------        -------     ----------        -------

     Total ...............................          $18,842        $   205     $       (6)       $19,041
                                                    =======        =======     ==========        =======

(In thousands, except per share data)

5. MORTGAGE-BACKED SECURITIES (Continued)

                                                                            1998
                                                   ------------------------------------------------------
                                                                    Gross        Gross          Estimated
                                                   Amortized      Unrealized   Unrealized         Market
                                                      Cost          Gains        Losses           Value
                                                    --------     --------     -----------        --------
HELD TO MATURITY
Federal National Mortgage
    Association certificates ..............         $    151     $      8     $         -        $    159
Government National Mortgage
    Association certificates ..............            1,156           15               -           1,171
Federal Home Loan Mortgage
    Corporation certificates ..............              246           19               -             265
Collateralized mortgage obligations issued
    by agencies of the U.S. Government ....           25,001          437              (7)         25,431
Collateralized mortgage obligations backed
    by securities issued by U.S. Government
    agencies ..............................              719           32               -             751
                                                    --------     --------     -----------        --------
     Total ................................         $ 27,273     $    511     $        (7)       $ 27,777
                                                    ========     ========     ===========        ========

                                                                            1997
                                                   ------------------------------------------------------
                                                                    Gross        Gross          Estimated
                                                   Amortized      Unrealized   Unrealized         Market
                                                      Cost          Gains        Losses           Value
                                                    -------        -------     ----------        --------
AVAILABLE FOR SALE
Federal National Mortgage
    Association certificates .............          $10,708        $     6     $     (265)        $ 10,449
Government National Mortgage
    Association certificates .............            1,306             38              --           1,344
Federal Home Loan Mortgage
    Corporation certificates .............              931             19              --             950
Collateralized mortgage obligations issued
    by agencies of the U.S. Government ...            5,472             74             (9)           5,537
                                                    -------        -------     ----------         --------
     Total ...............................          $18,417        $   137     $     (274)        $ 18,280
                                                    =======        =======     ==========         ========

(In thousands, except per share data)

5. MORTGAGE-BACKED SECURITIES (Continued)

                                                                            1997
                                                   --------------------------------------------------
                                                                    Gross        Gross      Estimated
                                                   Amortized      Unrealized   Unrealized     Market
                                                      Cost          Gains        Losses       Value
                                                    --------       --------    --------      --------
HELD TO MATURITY
Federal National Mortgage
    Association certificates ..............         $    194       $     11    $   --        $    205
Government National Mortgage
    Association certificates ..............            1,219             14         (13)        1,220
Federal Home Loan Mortgage
    Corporation certificates ..............              350             30        --             380
Collateralized mortgage obligations issued
    by agencies of the U.S. Government ....           16,728            115        --          16,843
Collateralized mortgage obligations backed
    by securities issued by U.S. Government
    agencies ..............................              719             14        --             733
                                                    --------       --------    --------      --------
     Total ................................         $ 19,210       $    184    $    (13)     $ 19,381
                                                    ========       ========    ========      ========

The amortized cost and estimated market values of mortgage-backed securities at June 30, 1998, by contractual maturity, are shown below. Expected maturities may differ from the contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

                                      Due in         Due after        Due after
                                     one year       one through     five through      Due after
                                     or less        five years       ten years        ten years            Total
                                     -------          -------           ----            -------           -------
AVAILABLE FOR SALE
    Amortized Cost .......           $    54          $ 2,633           $   -           $16,155           $18,842
    Estimated Market Value                54            2,632               -            16,355            19,041

HELD TO MATURITY
    Amortized Cost .......           $     -          $    55           $   -           $27,218           $27,273
    Estimated Market Value                 -               57               -            27,720            27,777

(In thousands, except per share data)

6. NET LOANS RECEIVABLE

Major classifications of loans are summarized as follows:

                                                             1998         1997
                                                           --------     --------
First mortgage loans:
    1 - 4 family dwellings ...........................     $104,849     $116,663
    Construction and land development ................       25,012       24,381
    Multi-family dwellings ...........................        4,012        3,499
    Commercial .......................................       20,291       14,669
                                                           --------     --------
                                                            154,164      159,212
                                                           --------     --------
Consumer loans:
    Home equity ......................................        7,801        6,701
    Home equity lines of credit ......................        5,812        5,557
    Education loans ..................................          591          516
    Other ............................................        2,336        1,403
                                                           --------     --------
                                                             16,540       14,177
                                                           --------     --------

Commercial loans and leases ..........................          290           93
                                                           --------     --------

Obligations of state and political subdivisions ......          730            -
                                                           --------     --------
Less:
    Undisbursed construction and land development ....       11,312       12,505
    Net deferred loan fees ...........................          815          834
    Allowance for loan losses ........................        1,860        2,009
                                                           --------     --------
                                                             13,987       15,348
                                                           --------     --------

Net loans receivable .................................     $157,737     $158,134
                                                           ========     ========

The Company's primary business activity is with customers located within its local trade area of Northern Allegheny and Southern Butler counties. The Company has concentrated its lending efforts by granting residential and construction mortgage loans to customers throughout its immediate trade area. The Company also selectively funds and participates in commercial and residential mortgage loans outside of its immediate trade area, provided such loans meet the Company's credit policy guidelines. In general, the Company's loan portfolio performance is dependent upon the local economic conditions.

Total nonaccrual loans and troubled debt restructurings and the related interest for the years ended June 30, are as follows:

                                                  1998         1997         1996
                                                  ----         ----         ----

Principal outstanding ...................         $603         $274         $980
Interest income that would
    have been recognized ................           64           35           84
Interest income recognized ..............           44           20           75
                                                  ----         ----         ----

    Interest income foregone ............         $ 20         $ 15         $  9
                                                  ====         ====         ====

(In thousands, except per share data)

6. NET LOANS RECEIVABLE (Continued)

At June 30, 1996, the recorded investment in loans which were considered to be impaired was $877 of which $274 was considered to be nonaccrual. In addition, $131 of the related allowance for loan losses was allocated for these impaired loans. The average recorded investment in impaired loans during the year ended June 30, 1996 was approximately $871. For the year ended June 30, 1996, interest income totaling $73 was recognized on impaired loans both on the accrual and cash basis of income recognition. There were no material impaired loans at June 30, 1998 and 1997.

Certain officers, directors, and their associates were customers of, and had transactions with the Company in the ordinary course of business. All loans were made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with other customers. A summary of loan activity for those directors, executive officers, and their associates with aggregate loan balances outstanding of at least $60,000 during the years ended June 30 are as follows:


                                                      1998                1997
                                                    -------             -------

Balance, July 1 ........................            $ 1,458             $ 1,635
    Additions ..........................                335                 240
    Amounts collected ..................               (129)               (417)
                                                    -------             -------

Balance, June 30 .......................            $ 1,664             $ 1,458
                                                    =======             =======

7. ALLOWANCE FOR LOAN LOSSES

Changes in the allowance for loan losses are as follows:

                                                1998          1997         1996
                                              -------       -------      -------

Balance, July 1 ........................      $ 2,009       $ 1,964      $ 1,836
Add:
    Provision charged to operations ....         (120)           60          150
    Recoveries .........................           10             3            7
Less loans charged off .................           39            18           29
                                              -------       -------      -------

Balance, June 30 .......................      $ 1,860       $ 2,009      $ 1,964
                                              =======       =======      =======

8. ACCRUED INTEREST RECEIVABLE

Accrued interest receivable consists of the following:

                                                             1998          1997
                                                            ------        ------

Investment and mortgage-backed securities ..........        $1,352        $1,820
Loans receivable ...................................         1,062           989
                                                            ------        ------

    Total ..........................................        $2,414        $2,809
                                                            ======        ======

(In thousands, except per share data)

9. FEDERAL HOME LOAN BANK STOCK

The Savings Bank is a member of the Federal Home Loan Bank System. As a member, West View maintains an investment in the capital stock of the Federal Home Loan Bank of Pittsburgh in an amount not less than one percent of its outstanding qualifying assets as defined by the FHLB or 1/20 of its outstanding FHLB borrowings, whichever is greater, as calculated throughout the year.


10. PREMISES AND EQUIPMENT

Major classifications of premises and equipment are summarized as follows:

                                                           1998            1997
                                                          ------          ------

Land and improvements ..........................          $  226          $  226
Buildings and improvements .....................           1,923           1,930
Furniture, fixtures, and equipment .............             915           1,041
                                                          ------          ------
                                                           3,064           3,197
Less accumulated depreciation ..................           1,885           1,899
                                                          ------          ------

     Total .....................................          $1,179          $1,298
                                                          ======          ======

Depreciation charged to operations was $126, $134, and $133, for the years ended June 30, 1998, 1997, and 1996, respectively.

During 1998, having satisfied the criteria defined in Statement of Financial Accounting Standards No. 66, "Accounting for Sales of Real Estate," a deferred gain on the sale of branch office property of $136 was recognized and included in other noninterest income on the Consolidated Statements of Income.

11. DEPOSITS

Deposit accounts are summarized as follows:

                                           1998                         1997
                                  ------------------------      -----------------------
                                                Percent of                   Percent of
                                   Amount       Portfolio        Amount      Portfolio
                                  --------      ----------      --------     ----------
Noninterest-earning checking      $  7,528             4.5      $  7,283            4.3%
Interest-earning checking           15,347             9.1        15,177            8.9
Savings accounts                    37,966            22.6        36,591           21.4
Money market accounts               13,259             7.9        12,103            7.1
                                  --------      ----------      --------     ----------
                                    74,100            44.1        71,154           41.7
                                  --------      ----------      --------     ----------

Savings Certificates:
    5.00% or less                   12,819             7.7        15,321            9.0
    5.01 - 6.00%                    66,527            39.7        67,858           39.7
    6.01 - 7.00%                     7,812             4.7         8,930            5.2
    7.01 or more                     6,412             3.8         7,616            4.4
                                  --------      ----------      --------     ----------
                                    93,570            55.9        99,725           58.3
                                  --------      ----------      --------     ----------

    Total                         $167,670           100.0      $170,879          100.0%
                                  ========       =========      ========     ==========

(In thousands, except per share data)

11. DEPOSITS (Continued)

The maturities of savings certificates at June 30, 1998 are summarized as follows:


Within one year .............................................            $63,001
Beyond one year but within two years ........................             16,167
Beyond two years but within three years .....................              7,866
Beyond three years ..........................................              6,536
                                                                         -------

     Total ..................................................            $93,570
                                                                         =======

Savings certificates with balances of $100 thousand or more amounted to $10,250 and $11,061 on June 30, 1998 and 1997. The Company does not have any brokered deposits.

Interest  expense  by  deposit  category  for the years  ended  June 30,  are as follows:
                                             1998           1997           1996
                                            ------         ------         ------

Checking accounts .................         $  136         $  127         $  195
Savings accounts ..................            957            940            998
Money market accounts .............            309            327            302
Savings certificates ..............          5,497          5,647          5,890
                                            ------         ------         ------

     Total ........................         $6,899         $7,041         $7,385
                                            ======         ======         ======

12. FEDERAL HOME LOAN BANK ADVANCES

The following table presents information regarding FHLB term advances as of June 30:

                                          Weighted                           Weighted
     Maturing during                       Average                            Average
   fiscal year ended                      Interest                            Interest
        June 30:               1998         Rate             1997              Rate
        --------             -------        ----           -------             ----
          1998               $     -           - %         $ 5,000             6.05 %
          1999                 6,357        5.16             1,357             6.19
          2000                 8,000        5.89             8,000             5.89
          2002                51,500        5.75            53,500             5.74
          2008                23,000        5.05                 -                -
                             -------                       -------

                             $88,857                       $67,857
                             =======                       =======

(In thousands, except per share data)

12. FEDERAL HOME LOAN BANK ADVANCES (Continued)

WVS also utilized revolving and short-term FHLB advances. Short-term FHLB advances generally mature within ninety days, while revolving FHLB advances may be repaid without penalty. The following table presents information regarding such advances as of June 30:

                                                            1998          1997
                                                          -------       -------

FHLB revolving and short-term advances:
    Ending Balance .................................      $    -        $10,000
    Average balance during the year ................        3,523         8,800
    Maximum month-end balance during the year ......       13,355        25,000
    Average interest rate during the year ..........         5.72%         5.15%
    Weighted average rate at year end ..............            -          5.64%

At June 30, 1998, WVS had unused revolving borrowing capacity of approximately $41,223.

Although no specific collateral is required to be pledged, Federal Home Loan Bank advances are secured by a blanket security agreement that includes the Company's FHLB stock, investment and mortgage-backed securities held in safekeeping at the FHLB, and certain qualifying first mortgage loans.

13. OTHER BORROWINGS

Other borrowings include Treasury, Tax, and Loan ("TT&L") demand notes and securities sold under agreements to repurchase with securities brokers. TT&L notes amounted to $889 and $848 at June 30, 1998 and 1997. Repurchase agreements amounted to $5,936 as of June 30, 1997. There were no outstanding repurchase agreements at June 30, 1998. The outstanding repurchase agreements generally mature within one to ninety-two days from the transaction date and qualifying collateral has been delivered. The Company pledged investment securities with a carrying value of $6,006 at June 30, 1997, as collateral for the repurchase agreements as explained in Note 4. The following table presents information regarding repurchase agreements as of June 30:

                                                           1998           1997
                                                         -------        -------

Ending Balance ...................................       $     -        $ 5,936
Average balance during the year ..................         5,616          9,165
Maximum month-end balance during the year ........        11,195         17,196
Average interest rate during the year ............          5.69%          5.19%
Weighted average rate at year end ................             -           5.60%

14. COMMITMENTS AND CONTINGENT LIABILITIES

Loan commitments

In the normal course of business, there are various outstanding commitments and certain contingent liabilities which are not reflected in the accompanying consolidated financial statements. Various loan commitments totaling $23,789 and $21,686 at June 30, 1998 and 1997, respectively, represent financial instruments with off-balance-sheet risk.

(In thousands, except per share data)

14. COMMITMENTS AND CONTINGENT LIABILITIES (Continued)

Loan commitments involve, to varying degrees, elements of credit and interest rate risk in excess of the amount recognized in the statement of financial condition. The same credit policies are used in making commitments and conditional obligations as for on-balance-sheet instruments. Generally, collateral, usually in the form of real estate, is required to support financial instruments with credit risk.

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the loan agreement. These commitments are comprised primarily of the undisbursed portion of construction and land development loans (Note 6), residential, commercial real estate, and consumer loan originations.

The exposure to loss under these commitments is limited by subjecting them to credit approval and monitoring procedures. Substantially all of the commitments to extend credit are contingent upon customers maintaining specific credit standards at the time of the loan funding. Management assesses the credit risk associated with certain commitments to extend credit in determining the level of the allowance for loan losses.

Litigation

A settlement agreement was entered into during the fourth quarter of fiscal 1995 in connection with a class action lawsuit against the Company and the Savings Bank. The Company entered into the settlement to, among other reasons, avoid the cost of and disruption of the continuing litigation. On January 16, 1996, the Company's insurance carrier agreed to pay the Savings Bank, as designee of the officers and directors, the sum of approximately $391 to reimburse the Company and the Savings Bank for litigation and settlement costs incurred or accrued through December 1, 1995. In addition, the insurance carrier agreed to pay 50% of the amount of future defense costs and expenses relating to the lawsuit that may arise after December 1, 1995, for a one year period beginning January 15, 1996. Such reimbursed costs are reflected in the consolidated statements of income under the caption of unusual items.

On March 27, 1995, the United States District Court for the Western District of Pennsylvania entered an Opinion and Orders dismissing in its entirety a lawsuit brought by Plaintiff William S. Karn, who is a depositor of the Savings Bank and a stockholder of the Company, which alleged, among other things, antitrust and securities laws violations in connection with the Savings Bank's mutual-to-stock conversion. The court also dismissed this same Plaintiff's federal claims in a second and substantially similar lawsuit while remanding to the court of Common Pleas of Allegheny County any cognizable state law claims. On February 6, 1998 the state law claims were also dismissed.

The Company is involved with various other legal actions arising in the ordinary course of business. Management believes the outcome of these matters will have no material effect on the consolidated operations or financial condition of WVS.

(In thousands, except per share data)

15. REGULATORY CAPITAL

Federal regulations require the Company and Savings Bank to maintain minimum amounts of capital. Specifically, each is required to maintain certain minimum dollar amounts and ratios of Total and Tier I capital to risk-weighted assets and of Tier I capital to average total assets.

In addition to the capital requirements, the Federal Deposit Insurance Corporation Improvement Act (FDICIA) established five capital categories ranging from "well capitalized" to "critically undercapitalized." Should any institution fail to meet the requirements to be considered "adequately capitalized," respectively, it would become subject to a series of increasingly restrictive regulatory actions.

As of June 30, 1998 and 1997, the FDIC categorized the Savings Bank as well capitalized under the regulatory framework for prompt corrective action. To be classified as a well capitalized financial institution, Total risk-based, Tier 1 risk-based and Tier 1 leverage capital ratios must be at least 10%, 6%, and 5%, respectively.

The Company and Savings Bank's actual capital ratios are presented in the following tables, which shows that both met all regulatory capital requirements.

                                                                               June 30, 1998
                                                        -------------------------------------------------------------
                                                           WVS Financial Corp.               West View Savings Bank
                                                        -------------------------          --------------------------
                                                          Amount            Ratio           Amount             Ratio
                                                         -------             ----          -------              ----
    Total Capital (to Risk-Weighted Assets)

       Actual                                            $34,681             22.1%         $29,665              19.4%
       To be "Well Capitalized"                           15,700             10.0           15,298              10.0
       For Capital Adequacy Purposes                      12,560              8.0           12,238               8.0

    Tier I Capital (to Risk-Weighted Assets)

       Actual                                            $32,821             20.9%         $27,805              18.2%
       To be "Well Capitalized"                            9,420              6.0            9,179               6.0
       For Capital Adequacy Purposes                       6,280              4.0            6,119               4.0

    Tier I Capital (to Average Total Assets)

       Actual                                            $32,821             11.0%         $27,805               9.4%
       To be "Well Capitalized"                           14,941              5.0           14,712               5.0
       For Capital Adequacy Purposes                      11,952              4.0           11,770               4.0

(In thousands, except per share data)

15. REGULATORY CAPITAL (Continued)

                                                                            June 30, 1997
                                                       --------------------------------------------------------
                                                          WVS Financial Corp.           West View Savings Bank
                                                       ----------------------        --------------------------
                                                        Amount         Ratio          Amount              Ratio
                                                       -------          ----         -------               ----
    Total Capital (to Risk-Weighted Assets)

       Actual                                          $34,759          25.8%        $26,259               19.9%
       To be "Well Capitalized"                         13,487          10.0          13,215               10.0
       For Capital Adequacy Purposes                    10,790           8.0          10,572                8.0

    Tier I Capital (to Risk-Weighted Assets)

       Actual                                          $33,069          24.5%        $24,603               18.6%
       To be "Well Capitalized"                          8,092           6.0           7,929                6.0
       For Capital Adequacy Purposes                     5,395           4.0           5,286                4.0

    Tier I Capital (to Average Total Assets)

       Actual                                          $33,069          11.4%        $24,603                8.8%
       To be "Well Capitalized"                         14,454           5.0          14,016                5.0
       For Capital Adequacy Purposes                    11,563           4.0          11,213                4.0

16. STOCK BENEFIT PLANS

Stock Option and Stock Appreciation Plans

The Company maintains both Stock Option and Stock Appreciation Plans for the directors, officers, and employees. An aggregate of 347,258 shares of authorized but unissued common stock of WVS were reserved for future issuance under these plans. The stock options typically have an expiration term of ten years, subject to certain extensions and early terminations. The per share exercise price of an incentive stock option shall at a minimum equal the fair market value of a share of common stock on the date the option is granted. The per share exercise price of a compensatory stock option granted shall at least equal the greater of par value or 85% of the fair market value of a share of common stock on the date the option is granted. Proceeds from the exercise of the stock options are credited to common stock for the aggregate par value and the excess is credited to paid in capital.

Stock appreciation rights (SARs) were also authorized under the Plans, and may be granted in conjunction with stock options or in lieu of exercising all or a portion of a stock option. An SAR entitles the holder to receive cash or shares of WVS common stock, or combinations thereof, at a value equal to the difference between the fair market value of all or part of the shares subject to option on the date the right is exercised and the options exercise price. Exercise of an option or companion SAR automatically cancels the related option or right. No SARs have been issued under the Plans.

(In thousands, except per share data)

16. STOCK BENEFIT PLANS (Continued)

The following table presents share data related to the outstanding options:

                                        Officers' and                      Weighted
                                         Employees'       Directors'        Average
                                            Stock            Stock         Exercise
                                           Options          Options         Price
                                           -------          -------       ---------
Outstanding, June 30, 1996 ........        169,440          75,600        $    5.07

    Granted .......................           --             2,800            11.59
    Exercised .....................        (21,040)           --               5.00
    Forfeited .....................         (1,000)           --               5.00
                                           -------          ------

Outstanding, June 30, 1997 ........        147,400          78,400        $    5.15

    Granted .......................         91,084           2,800            15.63
    Exercised .....................        (71,960)        (50,600)            5.19
    Forfeited .....................        (12,640)           --              15.63
                                           -------          ------

Outstanding, June 30, 1998 ........        153,884          30,600        $    9.82
                                           =======          ======

Exercisable at year end ...........         83,120          30,600
                                           =======          ======

Available for future grant ........         12,640           5,614
                                           =======          ======

Effective July 1, 1996, the Company adopted Statement of Financial Accounting Standards Statement No. 123, "Accounting for Stock-based Compensation." As permitted under Statement 123, the Company has elected to continue following Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" ("APB 25"), and related Interpretations, in accounting for stock-based awards to employees. Under APB 25, because the exercise price of the Company's employee stock options equals the market price of the underlying stock on the date of grant, no compensation expense is recognized in the Company's financial statements. Had compensation expense included stock option plan costs determined based on the fair value at the grant dates for options granted under these plans consistent with Statement No. 123, pro forma net income and earnings per share would not have been materially different than that presented on the consolidated statements of income.

Retention and Recognition Plans (RRP)

The Company also maintains an RRP for selected officers, employees and directors of the Company. The objective of the RRP's is to enable the Company to retain its corporate officers, key employees and directors who have the experience and ability necessary to manage WVS and the Savings Bank. Officers and key employees of the Company who were selected by members of a Board appointed committee are eligible to receive benefits under the RRP's. Non-employee directors of the Company are eligible to participate in the RRP for directors. WVS has appointed an independent fiduciary to serve as trustee for the RRP Trusts.

(In thousands, except per share data)

16. STOCK BENEFIT PLANS (Continued)

An aggregate of 300,000 shares of common stock of WVS were acquired at conversion for future issuance under these plans, of which 60,000 shares are subject to the RRP for directors and 240,000 shares are subject to the RRP for officers and key employees. Officers, employees, and directors who terminate their association with the Company forfeit the right to any shares which were awarded but not earned.

As of June 30, 1998, 11,572 RRP shares were available for future issuance. RRP costs are accrued to operations, and added back to stockholders' equity, over a four to ten year vesting period.

Employee Stock Ownership Plan ("ESOP")

WVS maintains an ESOP for the benefit of officers and employees who have met certain eligibility requirements related to age and length of service. An ESOP Trust was created, and acquired 161,000 shares of common stock in WVS' initial public offering, using proceeds of a loan obtained from WVS, which bears interest at one quarter point over the prime rate, adjusted quarterly. The loan, which is secured by the shares of stock purchased, calls for quarterly interest and principal payments over a ten year term.

The Company makes quarterly contributions to the Trust to allow the Trust to make the required loan payments to WVS. Shares are released from collateral based upon the proportion of annual principal payments made on the loan each year and allocated to qualified employees. As shares are released from collateral,  the Company  reports  compensation  expense  based upon the amounts contributed or committed to be contributed each year and the shares become outstanding for earnings per share computations. Dividends paid on allocated ESOP shares are recorded as a reduction of retained earnings. Dividends paid on unallocated shares are added to participant accounts and reported as compensation. Compensation expense for the ESOP was $680, $487 and $291 for the years ended June 30, 1998, 1997 and 1996, respectively.

The following table presents the components of the ESOP shares at June 30:

                                           1998          1997           1996
                                         ---------     ---------      ---------
Allocated shares ...................        70,398        45,208         28,174

Shares released for allocation .....        28,176        26,124         16,100

Shares distributed .................          --            (934)          (266)

Unallocated shares .................        62,424        90,600        116,726
                                         ---------     ---------      ---------

    Total ESOP shares ..............       160,998       160,998        160,734
                                         =========     =========      =========

Fair value of unreleased ESOP shares     $     999     $   1,246      $   1,211
                                         =========     =========      =========

During fiscal 1997, the ESOP purchased an additional 1200 shares of WVS stock, which is included in the allocated share balance as of June 30, 1997. The 1200 shares were purchased using vested participant funds.

(In thousands, except per share data)

17. DIRECTOR, OFFICER AND EMPLOYEE BENEFITS

Profit Sharing Plan

The Company maintains a non-contributory profit sharing plan for its officers and employees who have met the age and length of service requirements. The plan is a defined contribution plan with the contributions based on a percentage of salaries of the plan participants. In conjunction with the profit sharing plan, an integrated 401(k) employee savings plan was also implemented. Employees may contribute up to the maximum allowed by law. The Company may make matching contributions as approved at the discretion of the Board of Directors. The Company has made no matching contributions to date. The Company's contributions to the profit sharing plan, which were charged to expense, were $200, $172, and $115 for the years ended June 30, 1998, 1997 and 1996, respectively.

Directors' Deferred Compensation Plan

The Company maintains a deferred compensation plan (the "plan") for directors who elect to defer all or a portion of their directors' fees. Deferred fees are paid to the participants in installments commencing in the year following the year the individual is no longer a member of the Board of Directors.

The plan allows for the deferred amounts to be paid in shares of common stock at the prevailing market price on the date of payment. In addition, the plan permits directors of the Company, who are also employees to defer receipt of a portion of their other compensation, including salary and bonuses. For fiscal years ended June 30, 1998, 1997, and 1996, 41,598, 40,798, and 40,798 shares respectively were held by the Deferred Compensation Plan.

18. INCOME TAXES

The provision for income taxes consists of:

                                         1998             1997             1996
                                       -------          -------          -------

Currently payable:
Federal ......................         $ 2,064          $ 1,747          $ 1,687
State ........................             247              235              291
                                       -------          -------          -------
                                         2,311            1,982            1,978
Deferred .....................            (202)             (52)              88
                                       -------          -------          -------

    Total ....................         $ 2,109          $ 1,930          $ 2,066
                                       =======          =======          =======

(In thousands, except per share data)

18. INCOME TAXES (Continued)

The following temporary differences gave rise to the net deferred tax assets at June 30:

                                                                1998       1997
                                                               ------     ------
Deferred tax assets:
    Allowance for loan losses ............................     $  646     $  685
    Deferred origination fees, net .......................         22         68
    Net unrealized loss on securities available for sale .          -         93
    Deferred compensation ................................        387        158
    Other ................................................         22         26
                                                               ------     ------
        Total gross deferred tax assets ..................      1,077      1,030
                                                               ------     ------

Deferred tax liabilities:
    Bad debt reserve for tax reporting purposes ..........        353        393
    Net unrealized gain on securities available for sale .         81          -
    Other ................................................         76         98
                                                               ------     ------
        Total gross deferred tax liabilities .............        510        491
                                                               ------     ------

    Net deferred tax assets ..............................     $  567     $  539
                                                               ======     ======

On August 20, 1996, the Small Business Job Protection Act (the "Act") was signed into law. The Act eliminated the percentage of taxable income bad debt deduction for thrift institutions for tax years beginning after December 31, 1995. The Act provides that excess bad debt reserves accumulated prior to 1988 are exempt from recapture. The recapture tax will be paid over six years beginning with the 1998 tax year. The Savings Bank had $1,174 in bad debt reserves in excess of the base year. Subject to prevailing corporate tax rates, the Savings Bank owes approximately $353 in federal income taxes at June 30, 1998 which is reflected as a deferred tax liability.

No valuation allowance was established at June 30, 1998 and 1997, in view of WVS' ability to carryback to taxes paid in previous years, future anticipated taxable income, which is evidenced by WVS' earnings potential, and deferred tax liabilities at June 30.

(In thousands, except per share data)

18. INCOME TAXES (Continued)

The following is a reconciliation between the actual provision for income taxes and the amount of income taxes which would have been provided at federal statutory rates for the years ended June 30:

                                                     1998                      1997                      1996
                                             ---------------------     --------------------      ---------------------
                                                            % of                      % of                       % of
                                                           Pretax                    Pretax                     Pretax
                                              Amount       Income       Amount       Income        Amount       Income
                                              ------       ------       ------       ------        ------       ------
Provision at statutory rate .............     $1,904        34.0%       $1,662        34.0%        $1,918       34.0%
State income tax, net of federal
     tax benefit ........................        163         2.9           155         3.2            192        3.4
Non - deductible (taxable) litigation and
   settlement costs (reimbursements) ....         --          --            --          --           (123)      (2.2)
Other, net ..............................         42         0.8           113         2.2             79        1.4
                                               ------       -----       ------       ------        ------       ----

Actual tax expense and
     effective rate .....................     $2,109        37.7%      $ 1,930        39.4%        $2,066       36.6%
                                              ======        ====       =======       =====         ======       ====

19. REGULATORY MATTERS

Cash and Due from Banks

The Federal Reserve requires the Savings Bank to maintain certain reserve balances. The required reserves are computed by applying prescribed ratios to the Savings Bank's average deposit transaction account balances. As of June 30, 1998 and 1997, the Savings Bank had required reserves of $577 and $560, respectively. The required reserves are held in the form of vault cash and a non-interest bearing depository balance maintained directly with the Federal Reserve.

Loans

Federal law prohibits the Company from borrowing from the Savings Bank unless the loans are secured by specific obligations. Further, such secured loans are limited in amount to ten percent of the Savings Bank's capital surplus.

Dividend Restrictions

The Savings Bank is subject to the Pennsylvania Banking Code which restricts the availability of surplus for dividend purposes. At June 30, 1998, surplus funds of $3,363 were not available for dividends.

(In thousands, except per share data)

20. CONVERSION AND REORGANIZATION

In accordance with regulations at the time that the Savings Bank converted from a mutual savings bank to a stock savings bank, a portion of retained earnings was restricted by establishing a liquidation account. The liquidation account will be maintained for the benefit of eligible account holders who continue to maintain their accounts at the Savings Bank after the conversion, for a period of ten years from the date of the stock conversion. The liquidation account will be reduced annually to the extent that eligible account holders have reduced their qualifying deposits. Subsequent increases will not restore an eligible account holder's interest in the liquidation account. In the unlikely event of a complete liquidation of the Savings Bank, each account holder will be entitled to receive a distribution from the liquidation account in an amount proportionate to the current adjusted qualifying balances for the accounts then held.

21. SAVINGS ASSOCIATION INSURANCE FUND RECAPITALIZATION

On September 30, 1996, the President signed into law legislation which included recapitalization of the Savings Association Insurance Fund ("SAIF") of the Federal Deposit Insurance Corporation ("FDIC") by a one-time charge to SAIF-insured institutions of 65.7 basis points per one hundred dollars of insurable deposits. The gross effect to the Savings Bank amounted to $1,138, which is reflected in the consolidated statement of income for the year ended June 30, 1997.

22. SUBSEQUENT EVENT - REPURCHASE OF COMMON STOCK

On July 28, 1998, the Board of Directors of the Company authorized the repurchase of up to 183,156 shares, or approximately five percent, of the Company's outstanding common stock during the next twelve months. The repurchased shares will be held in treasury stock and may be reserved for issuance pursuant to the Company's stock benefit plans.

(In thousands, except per share data)

23. FAIR VALUE OF FINANCIAL INSTRUMENTS

The carrying amounts and estimated fair values at June 30 are as follows:

                                                        1998                     1997
                                              ---------------------   -----------------------
                                              Carrying       Fair       Carrying       Fair
                                               Amount        Value       Amount        Value
                                              --------     --------     --------     --------
Financial Assets
Cash, due from banks and interest-earning
    demand deposits .....................     $  2,506     $  2,506     $  2,571     $  2,571
Investment securities ...................       81,268       81,515       87,548       87,442
Mortgage - backed securities ............       46,314       46,818       37,490       37,661
Net loans receivable ....................      157,737      168,150      158,134      160,835
Accrued interest receivable .............        2,414        2,414        2,809        2,809
Federal Home Loan Bank stock ............        4,675        4,675        3,927        3,927
                                              --------     --------     --------     --------

    Total financial assets ..............     $294,914     $306,078     $292,479     $295,245
                                              ========     ========     ========     ========

Financial Liabilities
Deposits ................................     $167,670     $167,882     $170,879     $170,897
FHLB Advances ...........................       88,857       88,071       77,857       77,207
Other borrowings ........................          889          889        6,784        6,784
Advance payments by borrowers
    for taxes and insurance .............        3,312        3,312        3,531        3,531
Accrued interest payable ................        1,874        1,874        1,768        1,768
                                              --------     --------     --------     --------

    Total financial liabilities .........     $262,602     $262,028     $260,819     $260,187
                                              ========     ========     ========     ========

Financial instruments are defined as cash, evidence of an ownership interest in an entity, or a contract which creates an obligation or right to receive or deliver cash or another financial instrument from or to a second entity on potentially favorable or unfavorable terms.

Fair value is defined as the amount at which a financial instrument could be exchanged in a current transaction between willing parties, other than in a forced or liquidation sale. If a quoted market price is available for a financial instrument, the estimated fair value would be calculated based upon the market price per trading unit of the instrument.

(In thousands, except per share data)

23. FAIR VALUE OF FINANCIAL INSTRUMENTS (Continued)

If no readily available market exists, the fair value estimates for financial instruments should be based upon management's judgment regarding current economic conditions, interest rate risk, expected cash flows, future estimated losses and other factors, as determined through various option pricing formulas or simulation modeling. As many of these assumptions result from judgments made by management based upon estimates which are inherently uncertain, the resulting estimated values may not be indicative of the amount realizable in the sale of a particular financial instrument. In addition, changes in the assumptions on which the estimated values are based may have a significant impact on the resulting estimated values.

As certain assets and liabilities, such as deferred tax assets, premises and equipment, and many other operational elements of WVS are not considered financial instruments, but have value, this estimated fair value of financial instruments would not represent the full market value of WVS.

Estimated fair values have been determined by WVS using the best available data, as generally provided in internal Savings Bank reports and regulatory reports, using an estimation methodology suitable for each category of financial instruments. The estimation methodologies used are as follows:

Cash, Due from Banks, Interest-Earning Demand Deposits, Accrued Interest Receivable and Payable, Advance Payments by Borrowers for Taxes and Insurance, and Other Borrowings

The fair value approximates the current book value.

Investment Securities,  Mortgage-backed Securities and FHLB stock

The fair value of investment and mortgage-backed securities held to maturity is equal to the available quoted market price. If no quoted market price is available, fair value is estimated using the quoted market price for similar securities. Since the FHLB stock is not actively traded on a secondary market and held exclusively by member financial institutions, the estimated fair market value approximates the carrying amount.

Net Loans Receivable and Deposits

Fair value for consumer mortgage loans is estimated using market quotes or discounting contractual cash flows for prepayment estimates. Discount rates were obtained from secondary market sources, adjusted to reflect differences in servicing, credit, and other characteristics.

The estimated fair values for consumer, fixed rate commercial and multi-family real estate loans are estimated by discounting contractual cash flows for prepayment estimates. Discount rates are based upon rates generally charged for such loans with similar credit characteristics.

The estimated fair value for nonperforming loans is the appraised value of the underlying collateral adjusted for estimated credit risk.

Demand, savings, and money market deposit accounts are reported at book value. The fair value of certificates of deposit is based upon the discounted value of the contractual cash flows. The discount rate is estimated using average market rates for deposits with similar average terms.

(In thousands, except per share data)

23. FAIR VALUE OF FINANCIAL INSTRUMENTS (Continued)

FHLB Advances

The fair value of fixed rate advances are estimated using discounted cash flows, based on current incremental borrowing rates for similar types of borrowing arrangements. The carrying amount on variable rate advances approximates their fair value.

Commitments to Extend Credit

These financial instruments are generally not subject to sale and estimated fair values are not readily available. The carrying value, represented by the net deferred fee arising from the unrecognized commitment, and the fair value determined by discounting the remaining contractual fee over the term of the commitment using fees currently charged to enter into similar agreements with similar credit risk, are not considered material for disclosure. The contractual amounts of unfunded commitments are presented in Note 14 to these financial statements.

24. PARENT COMPANY

Condensed financial information of WVS Financial Corp. is as follows:

                            CONDENSED BALANCE SHEET


                                                                     June 30,
                                                                 1998        1997
                                                               -------     -------
ASSETS
Interest-earning deposits with subsidiary bank ...........     $   502     $   404
Investment securities available for sale .................       4,264       1,286
Investment and mortgage-backed securities held to maturity         616       7,169
Investment in subsidiary bank ............................      27,200      23,273
Loan receivable from ESOP ................................         312         493
Accrued interest receivable and other assets .............         101         282
                                                               -------     -------

TOTAL ASSETS .............................................     $32,995     $32,907
                                                               =======     =======

LIABILITIES AND STOCKHOLDERS' EQUITY
    Other liabilities ....................................     $    17     $    18
    Stockholders' equity .................................      32,978      32,889
                                                               -------     -------

TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY ...............     $32,995     $32,907
                                                               =======     =======

(In thousands, except per share data)

24. PARENT COMPANY (Continued)

                                 CONDENSED STATEMENT OF INCOME


                                                                       Year Ended June 30,
                                                                   1998        1997         1996
                                                                 -------     -------      -------
INCOME
Loans ......................................................     $    33     $    47      $    56
Investment and mortgage-backed securities ..................         442         627          671
Dividend from subsidiary ...................................           -       3,500            -
Interest-earning deposits with subsidiary bank .............          31          16           51
Investment securities gain .................................           -           4           54
                                                                 -------     -------      -------

Total income ...............................................         506       4,194          832
                                                                 -------     -------      -------

OPERATING EXPENSE
Unusual items:
    Shareholder litigation settlement ......................           -          (5)        (123)
    Shareholder litigation costs ...........................           -           -          (20)
Other ......................................................         111          91          100
                                                                 -------     -------      -------
Total operating expense ....................................         111          86          (43)
                                                                 -------     -------      -------

Income before equity in undistributed earnings of subsidiary         395       4,108          875
Equity in undistributed earnings of subsidiary .............       3,202        (913)       2,994
                                                                 -------     -------      -------

Income before income taxes .................................       3,597       3,195        3,869
Income taxes ...............................................         105         236          292
                                                                 -------     -------      -------

NET INCOME .................................................     $ 3,492     $ 2,959      $ 3,577
                                                                 =======     =======      =======

(In thousands, except per share data)

24. PARENT COMPANY (Continued)

                              CONDENSED STATEMENT OF CASH FLOWS


                                                              Year Ended June 30,
                                                        1998          1997          1996
                                                      --------      --------      --------
OPERATING ACTIVITIES
Net income ......................................     $  3,492      $  2,959      $  3,577
Adjustments to reconcile net income to net cash
    provided by operating activities:
Undistributed net income of subsidiary ..........       (3,202)          913        (2,994)
Amortization of investment discounts and premiums         (120)           16            34
Amortization of ESOP and RRP deferred and
     unearned compensation ......................          360           184            76
Investment securities gains .....................            -            (4)          (54)
Decrease in accrued interest receivable .........           63             8            76
Other ...........................................          293          (130)         (168)
                                                      --------      --------      --------
Net cash provided by operating activities .......          886         3,946           547
                                                      --------      --------      --------
INVESTING ACTIVITIES
Available for sale:
    Purchase of investment and mortgage-backed
        securities ..............................      (12,735)       (1,258)         (247)
    Proceeds from sale of investment securities .            -            13           301
    Proceeds from repayments of investment and
        mortgage-backed securities ..............        9,842             -             -
Held to maturity:
    Purchases of investment and mortgage-backed
        securities ..............................       (7,579)            -       (11,403)
    Proceeds from repayments of investment and
        mortgage-backed securities ..............       14,156         2,021        12,148
ESOP loan repayments ............................          141           111            80
                                                      --------      --------      --------
Net cash provided by investing activities .......        3,825           887           879
                                                      --------      --------      --------

FINANCING ACTIVITIES
Net proceeds from issuance of common stock ......          636           105             4
Cash dividends paid .............................       (5,249)       (4,920)       (3,344)
                                                      --------      --------      --------
Net cash used for financing activities ..........       (4,613)       (4,815)       (3,340)
                                                      --------      --------      --------

Increase (decrease) in cash and cash equivalents            98            18        (1,914)

CASH AND CASH EQUIVALENTS BEGINNING OF PERIOD ...          404           386         2,300
                                                      --------      --------      --------

CASH AND CASH EQUIVALENTS END OF PERIOD .........     $    502      $    404      $    386
                                                      ========      ========      ========

(In thousands, except shares and per share data)

25. SELECTED QUARTERLY FINANCIAL DATA (unaudited)

                                                            Three Months Ended
                                       -------------------------------------------------------------
                                        September       December            March           June
                                           1997            1997             1998            1998
                                       -----------     -----------      -----------     -----------

Total interest and dividend income     $     5,550     $     5,484      $     5,515     $     5,597
Total interest expense ...........           2,969           2,939            2,892           2,981
                                       -----------     -----------      -----------     -----------

Net interest income ..............           2,581           2,545            2,623           2,616
Provision for loan losses ........               -            (120)               -               -
                                       -----------     -----------      -----------     -----------

Net interest income after
    provision for loan losses ....           2,581           2,665            2,623           2,616

Investment securities gains ......               -               -                -               -
Total noninterest income .........              90             106               98             244
Total noninterest expense ........           1,126           1,316            1,276           1,704
                                       -----------     -----------      -----------     -----------

Income before income taxes .......           1,545           1,455            1,445           1,156
Income taxes .....................             610             459              571             469
                                       -----------     -----------      -----------     -----------

Net income .......................     $       935     $       996      $       874     $       687
                                       ===========     ===========      ===========     ===========

Per Share Data:
Net Income
    Basic ........................     $      0.27     $      0.29      $      0.25     $      0.20
    Diluted ......................            0.26            0.28             0.24            0.20
Average shares outstanding
    Basic ........................       3,407,641       3,418,340        3,513,627       3,551,460
    Diluted ......................       3,531,473       3,547,240        3,593,231       3,633,379


(In thousands, except shares and per share data)

25. SELECTED QUARTERLY FINANCIAL DATA (unaudited) (Continued)

                                                          Three Months Ended
                                       --------------------------------------------------------
                                        September      December         March          June
                                          1996           1996            1997          1997
                                       ----------     ----------     ----------     ----------
Total interest and dividend income     $    5,065     $    5,298     $    5,221     $    5,541
Total interest expense ...........          2,528          2,780          2,662          2,914
                                       ----------     ----------     ----------     ----------

Net interest income ..............          2,537          2,518          2,559          2,627
Provision for loan losses ........             30             30              -              -
                                       ----------     ----------     ----------     ----------

Net interest income after
    provision for loan losses ....          2,507          2,488          2,559          2,627

Investment securities gains ......             26              -              -              4
Total noninterest income .........             84             97             78             85
Total noninterest expense ........          2,203          1,079          1,126          1,258
                                       ----------     ----------     ----------     ----------

Income before income taxes .......            414          1,506          1,511          1,458
Income taxes .....................            164            594            597            575
                                       ----------     ----------     ----------     ----------

Net income .......................     $      250     $      912     $      914     $      883
                                       ==========     ==========     ==========     ==========

Per Share Data:
Net Income
    Basic ........................     $     0.07     $     0.27     $     0.27     $     0.27
    Diluted .......................          0.07           0.26           0.26           0.26
Average shares outstanding
    Basic ........................      3,358,306      3,362,608      3,367,269      3,391,179
    Diluted ......................      3,471,146      3,484,144      3,497,379      3,508,414

               COMMON STOCK MARKET PRICE AND DIVIDEND INFORMATION

          WVS Financial Corp.'s common stock is traded on the over-the-counter market and quoted on the National Association of Securities Dealers Automated Quotation ("Nasdaq") Stock MarketSM under the symbol "WVFC". The bid and ask quotations for the common stock on September 11, 1998 were:

                            Bid            Ask
                         --------        -------
                         $15 5/16        $15 3/4

         The following table sets forth the high and low market prices, and cash dividends declared, for the periods indicated. All data has been adjusted for the two-for-one stock split paid on May 22, 1998.

                                    Market Price
                                ---------------------         Cash Dividends
       Quarter Ended              High          Low               Declared
       -------------              ----          ---               --------
 June 98                        $20 3/8       $16                  $0.15
 March 98                        19 1/2        16 3/8               1.10(1)
 December 97                     17 5/8        14 1/8               0.15
 September 97                    14 5/8        12 5/8               0.10

       Quarter Ended
       -------------
 June 97                        $13 5/8       $11 3/4              $1.25(1)
 March 97                        13 1/4        12                   0.10
 December 96                     12 1/2        10 3/4               0.10
 September 96                    11 1/4        10 1/8               0.05

         (1) Includes special cash dividends of $0.95 and $1.15 per share, paid during the quarter ended March 31, 1998, and June 30, 1997, respectively.


          The Company's stock commenced trading on November 29, 1993. There were seven Nasdaq Market Makers in the Company's common stock as of June 30, 1998: F.
J. Morrissey & Co., Inc.; Legg Mason Wood Walker, Inc.; Sandler O'Neill & Partners; Capital Resources, Inc.; Herzog, Heine, Geduld, Inc.; Ryan, Beck & Co., Inc.; and Parker/Hunter, Inc.

          According to the records of the Company's transfer agent, there were approximately 1042 shareholders of record at September 11, 1998. This does not include any persons or entities who hold their stock in nominee or "street name" through various brokerage firms.

          Dividends are subject to determination and declaration by the Board of Directors, which takes into account the Company's financial condition, statutory and regulatory restrictions, general economic condition and other factors.

                               WVS FINANCIAL CORP.
                              CORPORATE INFORMATION

                                CORPORATE OFFICES
                  WVS FINANCIAL CORP. - WEST VIEW SAVINGS BANK
                     9001 Perry Highway Pittsburgh, PA 15237
                                  (412)364-1911





                                  COMMON STOCK
                The common stock of WVS Financial Corp. is traded on The Nasdaq Stock MarketSM under the symbol "WVFC".

                           TRANSFER AGENT & REGISTRAR
                         Registrar and Transfer Company
                                10 Commerce Drive
                               Cranford, NJ 07016
                                 1-800-368-5948

                               INVESTOR RELATIONS
                               Janet L. Campisino
                                  (412)364-1911

                                     COUNSEL
                                Bruggeman & Linn

                                 SPECIAL COUNSEL
                      Elias, Matz, Tiernan & Herrick L.L.P.

                             WEST VIEW SAVINGS BANK
                               9001 Perry Highway
                              Pittsburgh, PA 15237
                                  (412)364-1911

                                WEST VIEW OFFICE
                                456 Perry Highway
                                  (412)931-2171

                                CRANBERRY OFFICE
                               20531 Perry Highway
                           (412)931-6080/(724)776-3480

                              FRANKLIN PARK OFFICE
                             2566 Brandt School Road
                                  (724)935-7100

                                 BELLEVUE OFFICE
                               572 Lincoln Avenue
                                  (412)761-5595

                              SHERWOOD OAKS OFFICE
                              Serving Sherwood Oaks
                                 Cranberry Twp.

                                LENDING DIVISION
                             2566 Brandt School Road
                                  (724)935-7400

                               BOARD OF DIRECTORS

                                David L. Aeberli
                                    President
                       McDonald-Aeberli Funeral Home, Inc.
                                Arthur H. Brandt
                  President and CEO Brandt Excavating, Inc. and
                       Retired - Former President and CEO
                               Brandt Paving, Inc.
                                William J. Hoegel
                                 Sole Proprietor
                         William J. Hoegel & Associates
                                 Donald E. Hook
                                    Chairman
                            Pittsburgh Cut Flower Co.
                              James S. McKain, Jr.
                      Retired - Former Chairman & President
                          Barden McKain Ford, Inc. and
                     Jim McKain Car and Truck Leasing, Inc.
                                James H. Ritchie
                             Retired - Former Owner
                                Ingomar Pharmacy
                                John M. Seifarth
                          Senior Engineer - Consultant
                       Nichols & Slagle Engineering, Inc.
                                 David J. Bursic
                      President and Chief Executive Officer
                             WVS Financial Corp. and
                             West View Savings Bank
                                Margaret VonDerau
                 Senior Vice President, Treasurer and Secretary
                             WVS Financial Corp. and
                             West View Savings Bank

                               EXECUTIVE OFFICERS

                              James S. McKain, Jr.
                                    Chairman

                                 David J. Bursic
                                  President and
                             Chief Executive Officer

                                Margaret VonDerau
                      Senior Vice President, Treasurer and
                               Corporate Secretary

                                Edward M. Wielgus
                            Senior Vice President and
                              Chief Lending Officer

       The members of the Board of Directors serve in that capacity for both the Company and the Savings Bank.